7/25

05010049

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Central Japan Railway Company

*CURRENT ADDRESS JR Central Towers
1-1-4, Meieki, Nakamura-ku
Nagoya, Aichi 450-6101
Japan

PROCESSED
JUL 29 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34904 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]
DATE: 7/29/05




AMBITIOUS JAPAN!

2004

CENTRAL JAPAN RAILWAY COMPANY Annual Report 2004

For the Year Ended March 31, 2004

Profile

Central Japan Railway Company (JR Central, also known as JR Tokai) commenced operations in April 1987 upon the privatization and breakup of the Japanese National Railways (JNR). The core of JR Central's operations is the Tokaido Shinkansen, the main transportation artery linking Japan's principal metropolitan areas of Tokyo, Nagoya, and Osaka.
The Company also operates a network of conventional lines centered on the Nagoya and Shizuoka areas. JR Central and its consolidated subsidiaries are strengthening affiliated businesses by making full use of the Company's stations and trains.

Management Philosophy

Contribute to community development by adhering to sound management principles

Provide modern, friendly, and reliable services

Establish a cheerful, fresh, and active corporate culture

Contents

Forward-Looking Statements
In this annual report, forward-looking statements, such as those regarding business plans, strategies, and financial forecasts, are based on assumptions that reflect information available at the time of writing. The accuracy of such statements, therefore, is inherently uncertain because it is affected by future macroeconomic trends and business environment developments, notably, consumption trends, competitive challenges, and changes in relevant laws and legal provisions.

Notes: 1. Fiscal 2004, the year under review, refers to the one-year period ended March 31, 2004.
2. All figures in this report, with the exception of percentages and ratios, are rounded conventionally to the nearest whole number.

Operating Area



Hokkaido Railway Company
SAPPORO
Japan: Area: 380,000 sq km
Population: 127 million
Source: Residential Register (Data as of 2003.3)
JR Central
Other JR
Shinkansen
Conventional Lines
※As of April 1987 when the Japanese National Railways was privatized and broken up into six regional passenger railway companies and one freight railway company.
0
500 km
MORIOKA
NIIGATA
East Japan Railway Company
West Japan Railway Company
TOKYO
HIROSHIMA
OKAYAMA
KYOTO
NAGOYA
HAKATA
TAKAMATSU
SHIN-OSAKA
SHIZUOKA
Central Japan Railway Company
Shikoku Railway Company
Shinjuku
Shibuya
Tokyo
Shin-Yokohama
Shinagawa

Consolidated Operating Revenue Composition

Non-Consolidated Operating Revenue Composition



2.8%
4.5%
12.2%
80.5%
Transportation
Merchandise and Other
Real Estate
Other Services
4.9%
0.8%
9.4%
84.9%
Tokaido Shinkansen
Conventional Lines
Miscellaneous
Affiliated Businesses

Fiscal 2004 data

Consolidated Financial Highlights

Central Japan Railway Company and Consolidated Subsidiaries

Years ended March 31, 2004, 2003 and 2002

	Millions of Yen			Thousands of U.S. Dollars (Note)
	2004	2003	2002	2004
For the Year:				
Operating Revenues	¥1,384,055	¥1,363,034	¥1,366,966	$13,057,123
Operating Costs and Expenses	1,039,610	1,021,618	996,491	9,807,642
Operating Income	344,445	341,416	370,475	3,249,481
Income before Income Taxes and Minority Interests	125,304	107,964	81,288	1,182,113
Net Income	72,278	49,086	42,091	681,868
Depreciation and Amortization	225,439	221,079	222,003	2,126,783
Capital Expenditures	167,338	178,503	173,984	1,578,660
Per Share of Common Stock (in Yen and U.S. Dollars):				
Net Income	¥32,172.54	¥21,801.76	¥18,682.44	$303.51
Cash Dividends Applicable to the Year	5,000.00	5,000.00	5,000.00	47.17
At Year-End:				
Total Assets	¥5,473,513	¥5,578,594	¥5,698,970	$51,636,915
Total Shareholders' Equity	765,970	694,156	661,124	7,226,132
Equity Ratio	14.0 %	12.4 %	11.6 %	
Net Income/Total Assets	1.3	0.9	0.7	
Return on Equity	9.9	7.2	6.5	

Note: Fiscal 2004 yen figures have been converted into U.S. dollars at the rate of ¥106=US$1, the approximate rate of exchange at March 31, 2004.

Operating Revenues
(Billions of Yen)



1,500
1,200
900
6,0
3,0
0
1,367
1,363
1,384
FY '01
'02
'03
'04

Net Income
(Billions of Yen)



75
60
45
30
15
0
53
42
49
72
FY '01
'02
'03
'04

Depreciation and Amortization, and Capital Expenditures
(Billions of Yen)



250
200
150
100
50
0
221
222
221
225
174
174
178
167
FY '01
'02
'03
'04
Depreciation and Amortization
Capital Expenditures

Total Long-Term Debt
(Billions of Yen)



5,000
4,000
3,000
2,000
1,000
0
'01.3
'02.3
'03.3
'04.3

Non-Consolidated Financial Highlights

Central Japan Railway Company

Years ended March 31, 2004, 2003 and 2002

	Millions of Yen			Thousands of U.S. Dollars (Note)
	2004	2003	2002	2004
For the Year:				
Operating Revenues:	¥1,127,784	¥1,109,345	¥1,128,530	$10,639,472
Railway	1,118,660	1,100,920	1,120,218	10,553,397
Other	9,124	8,425	8,312	86,075
Operating Costs and Expenses:	800,464	784,619	771,621	7,551,547
Railway	795,111	778,907	765,830	7,501,047
Other	5,353	5,712	5,791	50,500
Operating Income	327,320	324,726	356,909	3,087,925
Income before Income Taxes	114,031	96,619	79,607	1,075,765
Net Income	66,977	43,194	41,671	631,858
Depreciation and Amortization	212,239	208,020	208,461	2,002,255
Capital Expenditures	155,503	169,849	161,512	1,467,009
Per Share of Common Stock (in Yen and U.S. Dollars):				
Net Income	¥29,778.01	¥19,152.65	¥18,478.84	$280.92
Cash Dividends Applicable to the Year	5,000.00	5,000.00	5,000.00	47.17
At Year-End:				
Total Assets	¥5,302,278	¥5,376,017	¥5,479,026	$50,021,491
Total Shareholders' Equity	757,383	690,867	662,344	7,145,123
Equity Ratio	14.3%	12.9%	12.1%	
Net Income/Total Assets	1.3	0.8	0.7	
Return on Equity	9.2	6.4	6.5	

Note: Fiscal 2004 yen figures have been converted into U.S. dollars at the rate of ¥106=US$1, the approximate rate of exchange at March 31, 2004.

Operating Revenues
(Billions of Yen)



1,200
1,000
800
600
400
200
0
1,105
FY '01
'02
'03
'04

Net Income
(Billions of Yen)



75
60
45
30
15
0
51
42
43
67
FY '01
'02
'03
'04

Depreciation and Amortization, and Capital Expenditures
(Billions of Yen)



250
200
150
100
50
0
207
209
208
212
158
162
170
156
FY '01
'02
'03
'04
Depreciation and Amortization
Capital Expenditures

Total Long-Term Debt
(Billions of Yen)



5,000
4,000
3,000
2,000
1,000
0
4,561
4,289
4,126
3,944
'01.3
'02.3
'03.3
'04.3

A Message from the Management



Yoshiyuki Kasai
Chairman



■**Business Activities and Performance in the year ended March 31, 2004(fiscal 2004)**

The Japanese economy, although beginning to show some signs of brightening, continued to be under an unclear situation this term.

Given these economic conditions, JR Central prioritized the fundamentals of railway operation: safe and reliable transportation. The company strove to enhance its competitive edge and improve service, while also continuing to improve the operational skills of our personnel and to upgrade various equipment and facilities.

We are pleased to report that various medium- and long-term projects progressed on schedule during the past year.

First of all, for the Tokaido Shinkansen, JR Central dramatically improved the Shinkansen transport service last October by opening the new Shinagawa Station, a project that the company has been engaged in since launch, and by drastically revising the timetable focusing on the replacement of the Shinkansen fleet with new rolling stock capable of 270 km/h operation. This timetable revision implemented a "*Nozomi*" centered train timetable that operates a maximum of seven high-speed "*Nozomi*" trains per hour. In addition, stops for "*Hikari*" trains were added, the number of "*Kodama*" trains was increased, and early morning and late-night trains were reviewed, thereby extensively improving the convenience to the passengers who use the Tokaido Shinkansen.

Along with lowered reserved seat charges for "*Nozomi*" trains, non-reserved seats were established at the same charges as "*Hikari*" and "*Kodama*" non-reserved seat charges, with the aim of promoting the ease of using the flagship "*Nozomi*" services.

Added to this, JR Central has been striving to increase the convenience of the "e-express tickets" through the "Express Reservation" service. At the same time, we created the new products including "Shinkansen coupons." We also launched "JR Central 50+" in the attempt to create new travel demand.

In this manner, JR Central's consistent efforts based on the long-term perspective have produced results. The Tokaido Shinkansen, responsible for Japan's principal transportation artery, has made a leap to a new era.

In addition, with the aim of further advances in the Tokaido Shinkansen, aboveground facilities have been improved and conversion work has been pursued in preparation for the start of the new ATC (Automatic Train Control) system at the end of fiscal 2006. We have also designed and manufactured a pre mass-production trainset of the next generation N700, the successor to the Series 700 rolling stock.

During the year JR Central continued to conduct geological, topographical, and other tests covering the entire route of the planned Chuo Shinkansen*. Progress was also made in developing superconducting magnetic levitation (Maglev) technologies, by conducting running tests aimed at confirming long-term reliability and durability, reducing costs, etc.

The result was consolidated operating revenues of ¥1,384 billion, up 1.5% from the preceding term. Factors contributing to this rise included a increase in transportation volume on the Tokaido Shinkansen. Due to decreasing interest costs resulting from the reduction of total long-term debt, consolidated net income increased by 47.3% to ¥72 billion, and net income per share was ¥32,173. Consolidated total long-term debt at the fiscal year-end totaled ¥4,050 billion, down ¥196 billion from a year earlier.

On a non-consolidated basis, operating revenues rose 1.7% to ¥1,128 billion, net income increased 55.1% to ¥67 billion, and net income per share was ¥29,778. Non-consolidated total long-term debt at the fiscal year-end, March 2004, was ¥3,943 billion, down ¥182 billion from a year earlier.

The year-end cash dividend was ¥2,500 per share, unchanged from the previous year-end dividend and interim dividend.

■ **Fundamental Management Principles**

As a railway operator, JR Central is guided by two fundamental management principles.

First, JR Central takes a broad, long-term perspective on our business development. Because railway projects require massive investments and entail technological development programs with considerable lead times, the timeframe for recovering investments is extremely long. Therefore, rather than overemphasize short-term profitability, JR Central needs to maintain a long-term strategic stance. Accordingly, JR Central has been enhancing the competitiveness of the Tokaido Shinkansen through such transportation capacity improvement projects as the new Shinagawa Station, and the development and introduction of high-speed rolling stock. JR Central is also continuing to develop



Masayuki Matsumoto
President



superconducting Maglev technology, which we expect to employ in the projected Chuo Shinkansen upon its realization.

With the opening of the new Shinagawa Station in October 2003, JR Central implemented a drastic timetable revision to further enhance the rapidity and convenience of its services. Concretely speaking, a maximum of seven *Nozomi* trains per hour make a less-than-160-minute trip between Tokyo and Shin-Osaka Stations, and a trip between Shinagawa and Shin-Osaka Stations requires less than 150 minutes. In the meantime, IT-based reservation services were enhanced, in the aim to dramatically improve the total Shinkansen services and to make it even easier for customers to use Shinkansen.

As the Tokaido Shinkansen enters a new phase in October 2003, JR Central is more committed than ever to fulfilling its mission, which is to maintain and develop the railway in the region it serves, most notably the Tokyo-Osaka arterial corridor, with top priority on assuring safe and reliable transportation.

In the long-run, JR Central is actively working on the development of Maglev technology aimed at its practical use. The practicability of an ultra high-speed mass transportation system incorporating superconducting Maglev technology was verified in March 2000 by the Maglev Technological Practicality Evaluation Committee established by the Ministry of Transport (now, the Ministry of Land, Infrastructure and Transport). Encouraged by this appraisal, JR Central has been conducting technological developments since fiscal 2001, driving for further verifying the reliability and durability while reducing cost. "High-speed performance confirmation tests" that confirm safety, reliability, and durability at more advanced levels were conducted in 2003 in order to promote the optimal design for the future operating line facilities. November 2003 marked a one-day test run distance of 2,876 km, double the previous record. Meanwhile, December 2003 saw the maximum speed achieve 581 km/h, surpassing the previous maximum record speed by about 30 km/h and setting a new maximum speed record in railway. These tests have allowed JR Central to reconfirm the high level of technological completion of the Superconducting Maglev.

JR Central's second management principle is to provide the highest possible level of quality in our regular railway services. Ensuring safe and reliable operations, in particular, is the basic tenet underlying our efforts to maintain and further improve transportation services. To this end, JR Central has committed ourselves to investing in infrastructure and in new technologies, as well as ensuring that our entire work force receives the appropriate technical training.

To further strengthen JR Central Group, we are proactively supporting our related business together with our group companies. JR Central is directing all its energies to expanding each of Central Towers' business that is gradually taking root. Also, we seeks out new commercial opportunities to expand our horizons and take on new challenges. These include developing the site of corporate housing after combining and integrating them (while phasing out redundant homes), and the planned "JR Central Shin-Yokohama Station Building (tentative name)". JR Central plans to aim for further Group development by these efforts.

Furthermore, finding solutions to global environmental problems promises to become a major corporate priority in the 21st century. In this context, railways will receive growing recognition as a means of transportation with only minimal environmental impact.

Fully aware of the implications for its own operations, JR Central will promote the utilization of railway services and contribute to the protection of the environment by further enhancing their attractiveness as a mode of transportation.

JR Central always endeavors to employ sound management policies to proactively implement the strategies outlined above. In so doing, we strive to both fulfill our social responsibilities and maximize shareholder value.

Yoshiyuki Kasai
Chairman

Masayuki Matsumoto
President

* The Chuo Shinkansen is one of the basic projected routes being planned in accordance with the Nationwide Shinkansen Railway Development Law. For this national project, the projected route would connect Tokyo and Osaka, via such cities as Kofu, Nagoya, and Nara. Responsible for passenger railway transportation along the Tokyo-Nagoya-Osaka corridor, JR Central is to concurrently manage both the Chuo and the Tokaido Shinkansen operations.

okaido Shinkansen at the New Stage

Drastic Timetable Revision


34
33

October 2003 Timetable Revision

The overview for the drastic revision of the timetable in October 2003 is as follows.

①JR Central completed the replacement of its Shinkansen fleet with new rolling stock capable of a maximum speed of 270 km/h, thereby providing a timetable where all trains can optimally utilize their high speed performance.

②On the Tokaido section, trains that travel directly to the Tokyo metropolitan area, Nagoya, and the Kyoto-Osaka-Kobe area are called *"Nozomi"* services, those that stop at additional stations are called *"Hikari"* services, and those that stop at every station are called *"Kodama"* services.

③At peak operating times, there are up to seven *Nozomi*, two *Hikari*, and three *Kodama* trains per hour (in each direction), with frequency differing according to the demand of the time of day.

④For stations at which only *Hikari* and *Kodama* trains stop, either the current number of stops was maintained or additional stops were added. Measures were also implemented to make early morning and late-night trains even more convenient to use.

⑤Along with lowered reserved seat charges for *"Nozomi"* trains, non-reserved seats were established at the same fares as *"Hikari"* and *"Kodama"* non-reserved seat charges, with the aim of promoting the ease of using the flagship *"Nozomi"* services.

Thanks to these measures, the transportation facilities provide all of the required elements to enable convenient boarding and quick arrival at one's destination, further augmenting the formidable competitive advantages of the Tokaido Shinkansen.

●New Tokaido Shinkansen Service from October 2003 (*Nozomi, Hikari, Kodama*)

	Tokyo~Shin-Osaka, time required	Tokyo~Shin-Osaka, reserved seat fare/surcharge *1	Max. number of trains running per hour	Number of non-reserved seat cars	Stops
Nozomi	Approx. 2 hr 30 min	¥14,050	7	3	Shinagawa and Shin-Yokohama stations (or either one of them) and Nagoya, Kyoto
Hikari	Approx. 3 hr	¥13,750	2	5	Same as Nozomi, plus a few additional stations
Kodama	Approx. 4 hr	¥13,750	3	10 *2	Every station

*1 Non-reserved seats are all 13,240 yen. *2 May vary by train.



Transport trends after the timetable revision

The drastic timetable revision on October 2003 has led to a smooth transition in *"Nozomi"* use that exceeds the initial carrying capacity growth. Total ridership also has significantly surpassed that of the previous year, by 5% during the six months from timetable revision to March 2004, thereby substantiating the convenience derived from the new timetable.

●Departures(※) and Ridership per Day



(trains/day)
(thousand passengers/day)
150
120
90
60
30
0
Nozomi Ridership (Odawara-Shizuoka)
The Number of Nozomi
FY '93.3
'94.3
'95.3
'96.3
'97.3
'98.3
'99.3
'00.3
'01.3
'02.3
'03.3
'04.3 1H
'04.3 2H

※Departures shown are as of the beginning of each term; ridership is the average over the each term.

Tokaido Shinkansen at the New Stage

Opening of the Shinagawa Station





Opening of the Shinagawa Shinkansen Station

The Shinagawa Shinkansen Station opened on October 1, 2003 A maximum of five *Nozomi*, one *Hikari* and three *Kodama* trains per hour stop at Shinagawa Station (in each direction). The station serves as the third access terminal in the Tokyo metropolitan area, in addition to the Tokyo and Shin-Yokohama Stations, and plays the role of the second terminal in central Tokyo. The location of the station yields the following effects.

①Shinagawa Station improved the Shinkansen accessibility in the greater Tokyo metropolitan area. For passengers traveling from or to southwest Tokyo, it reduced the total travel times by 20 to 30 minutes.

②The construction of Shinagawa Station marked the opening of the transport infrastructure most important in enhancing the transport capability of the Tokaido Shinkansen to a maximum of 15 services in one hour.

③It improved the timetable flexibility which results in reduced recovery times (until regular operation is restored) in the event of a natural disaster.

Overall, such improvements have further enhanced Shinkansen's punctuality and convenience. It is expected to significantly boost the Shinkansen service's competitiveness.


入れません
No Entry



2003.10



品川駅開業
線・JR線きっぷうりば
Shinkansen and JR Line Tickets
ORGANIC CAFE
JR 品川駅

Review of Operations


AMBITIOUS JAPAN!

Shinkansen Train (Series 700)

Tokaido Shinkansen

In the 39 years since its inauguration in 1964, 4.1 billion people have used the Tokaido Shinkansen that operates in the Tokyo-Nagoya-Osaka corridor, Japan's transportation artery linking the three largest metropolitan areas. Providing a great mobility, it has played a vital role in Japan's economic growth. The Tokaido Shinkansen has maintained a flawless record of no passenger fatalities or injuries due to train accidents such as derailment or collision throughout its 39 years of commercial train operations. The average deviation from schedule per departure was a mere 0.1 minutes in fiscal 2004. These statistics clearly illustrate the impeccable safety and reliability demonstrated by the Tokaido Shinkansen.

●Tokaido Shinkansen Data

Peak-time hourly departures from Tokyo Station	12
Total daily number of trains	291
Average daily passenger ridership	361,000
Yearly passenger ridership	132 million
Maximum operating speed	270km/h
Average deviation from schedule per departure	0.1 minutes※

※ Including delays due to uncontrollable causes, such as natural disasters.

For the Tokaido Shinkansen, JR Central opened the new Shinagawa Station last October, implemented dramatic timetable revisions focusing on the 270 km/h operations by all the Shinkansen trains, and reviewed the charge and product system by lowering the "*Nozomi*" reserved seat charges and newly creating "Shinkansen coupons." The effects of these efforts favorably changed the "*Nozomi*" ridership, with the overall passenger-kilometers showing a 1.9% increase over the previous term at 40,340 million passengers-kilometers and the revenues from Shinkansen operations experiencing a 2.0% increase over the previous term at ¥957 billion.

Japan's Principal Transportation Artery

As the principal transportation artery linking Tokyo, Nagoya, and Osaka, Japan's major metropolitan hubs, the Tokaido Shinkansen has seen its passenger volume increase concurrent to Japan's GDP growth. Currently, the Tokaido Shinkansen offers a maximum of twelve trains per hour, one way, and conveys an average of 361,000 passengers per day.

Enhancing Transportation Services

Since its founding in April 1987 until March 1992, JR Central has consistently responded to growing demand from business travelers and long-distance commuters by increasing the frequency of departures for *Hikari* trains and commute hour *Kodama* trains. In March 1992, when we revised the timetable, we inaugurated the Series 300 rolling stock into service for *Nozomi* trains, with operating speeds up to 270 km/h. It has cut travel time drastically. In March 1993, we increased the frequency of the *Nozomi* to one per hour for full-fledged operations. In March 1999, the new Series 700 rolling stock was taken into service for increased comfort and noise protection to improve our services. In October 2000, we doubled *Nozomi* trains that stop at Shin-Yokohama Station. Furthermore, with the timetable revision which came into effect in October 2001, more of the popular *Nozomi* trains were added: one *Nozomi* departs every 30 minutes, with a total of 75 trains a day, an increase from 53 trains previously. These efforts have dramatically increased the frequency of *Nozomi* trains, thereby further improving the convenience of the Tokaido Shinkansen. And on October 1, 2003, the timetable was drastically revised in line with the opening of the new Shinagawa Station, in order to significantly improve the transport service of the Tokaido Shinkansen.



▲Shinkansen train (Series 700)

●Tokaido Shinkansen Passenger-Kilometers and Japan's GDP



(100 million passenger-kilometers)
(¥ trillion)
450
400
350
300
250
200
150
600
500
400
300
200
100
0
315
324
333
338
352
368
378
397
423
442
468
478
483
478
489
501
519
522
517
521
537
530
537
554
287
286
285
292
292
306
310
321
363
374
413
418
407
405
389
398
410
411
394
389
397
406
396
403
FY'81.3 '82.3 '83.3 '84.3 '85.3 '86.3 '87.3 '88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3
GDP
Passenger-kilometers (JNR)
Passenger-kilometers (JR Central)

Sources: GDP: Annual Report on National Accounts

Expanding "Express Reservation" Services

As the majority of the Tokaido Shinkansen users, business travelers tend to "be in a hurry" and "use services frequently." JR Central has been striving to increase the convenience for our business travelers, such as by engaging in efforts to shorten the total travel time, including the time required for ticket reservations and pick-ups. One pillar of these efforts is the "Express Reservation" service launched in September 2001. "Express Reservation" service makes the most of IT and enables customers to directly arrange or change their reservations online as often as they like, via web browser-equipped mobile phones that are widely popular in Japan, or personal computers.

The enhanced convenience of the Tokaido Shinkansen, which boasts of high reserved seat needs and overwhelming frequency, offered through this service is leading to a smooth increase in usage. In particular, there has been a rapid penetration following the drastic timetable revision last year, with the one-day average use frequency increasing nearly fourfold compared to previous figure (comparison between September 2003 and March 2004). Utilization of this service offers access to the Tokaido Shinkansen at lower prices than non-reserved seats or discount tickets such as a book of tickets, making it very advantageous in terms of price as well.

Moreover, JR Central has started an "Express Reservation" service that targets companies, in order to incorporate the business trip demands of corporations. Starting from March 2004, the function of the brand-name credit card, VISA, Master Card, and JCB can be put into the "JR Central Express Card", thus offering further convenience.

Meanwhile, we started to accept popular credit cards at ticket offices and reserved-seat ticket machines at stations from April 2004.

Proactive Marketing Activities~Products for business use and measures to stir tourism demand

JR Central is developing various marketing policies to provide greater ease of use for the Tokaido Shinkansen.

●Products for business use

In line with the October 2003 timetable revision, JR Central launched "Shinkansen coupons" for reserved seats and non-reserved seats on "*Nozomi*," "*Hikari*," and "*Kodama*" trains. Product line-up is also being enhanced, such as the establishment of "*Hayatoku**" that offer bargain prices to passengers who purchase the tickets at least one week prior to the reservation date.

*Special discount ticket for limited seats available with advance purchase (25~7days before).

●Measures to stir tourism demand

JR Central has long been offering the "Kyoto-Nara Campaign" to sightseeing customers, which takes advantage of the rich Japanese tourism resources in JR Central's areas such as Kyoto and Nara. We have stimulated demands by providing tailored special tickets and travel products in junction with the campaign.

Since the October 1, 2003 timetable revision, we have also been actively selling travel products that take advantage of the faster service of the significantly increased "*Nozomi*" trains. One pillar to these efforts is "JR Central 50+ (Fifty-Plus)."

"JR Central 50+" is a travel club that directly proposes value-added trips in price and contents to persons 50 years of age and older. There are no registration or membership fees. Offering the member-exclusive original tours to not only members themselves, but also traveling companions regardless of age under the same conditions, "JR Central 50+" has received registration applications by larger-than-expected numbers of customers. We will continue to plan original and worthwhile trips, and at the same time promote high participation while introducing the trips in detail through the member's magazine and other media.



▲Shinkansen seat reservation via mobile phone (Booking screen)


大きな夏休みが、
小さなお寺で見つかった。
それがうれしい。

▲Kyoto campaign, summer 2004 version (Kozan-ji)


熊野古道
歴史とともに生きる
琵琶湖
箱根には美術館がよく似合う
エキゾチック・タウン「横浜中華街」

▲JR Central 50+ (Fifty-Plus) members' magazine

Conventional Lines

JR Central operates a network of twelve conventional lines, which form a common network with the Tokaido Shinkansen. These lines have contributed substantially to the development of communities and the regional economy around Nagoya and Shizuoka.

On the conventional lines, we continued our efforts to provide quality service tailored to the needs of our customers. The total passenger-kilometers on our conventional railway network rose 0.6% to 8,933 million passenger-kilometers, and revenues from conventional railway operations decreased 0.6%, to ¥106 billion. This was largely due to a decrease in the number of limited express passengers, although passenger volume in the Nagoya area remained robust.

Developments of Conventional Lines

The annual number of passengers traveling on JR Central's conventional line network has increased by more than 20% since JR Central was established in 1987. This reflects the success of various measures, which include introducing faster and more modern rolling stock, increasing the frequency of trains, and installing air conditioning on all trains.
One measure that has proved especially popular is the introduction of "Wide View" rolling stock on limited express trains. JR Central has synchronized Tokaido Shinkansen and conventional line limited express train timetables to create an integrated network of Shinkansen and Wide View trains.
Commuters have benefited from the increased frequency of local trains during peak-demand morning and evening periods, as well as faster speeds and from the introduction of expanded rapid-train services that reduce travel times. Moreover, train intervals have been adjusted to equally spaced departures, in order to provide timetables that better serve passenger needs.



▲Wide View Shinano Limited Express (Series 383)

Timetable Revision

In December 1999, JR Central conducted a comprehensive timetable revision for conventional lines to strengthen our competitiveness against other modes of transportation, improve profitability, and enhance efficiency. With this timetable revision, JR Central improved the frequency of rapid trains during peak hours and introduced the "Central Liner," a reserved-seat only rapid service on the Chuo Line. The purpose was to improve convenience with a focus on the Nagoya area.
In October 2001, JR Central increased the frequency of rapid trains during morning peak hours. We also made it easy to use "Home Liner," a reserved-seat only rapid service for homeward bound evening commuters, by changing its schedule.
Moreover, in July 2002, JR Central introduced special reduced-fare short-distance express train tickets (non-reserved seat only) valid within 30 kilometers to facilitate usage of express trains.
In October 2003, we changed the conventional line train schedule in line with the Tokaido Shinkansen timetable revision so that convenience as an integrated network is further improved.

Station Construction, Refurbishment, and Railway Elevation Projects

JR Central has set up new stations in response to local governments' requests. We have also refurbished some of the existing stations to provide customers with improved amenity and convenience.
In the year ended March 31, 2004 (fiscal 2004), JR Central constructed a free walkway at Shimizu Station and elevated the station building above the tracks, in association with the Shizuoka Kokutai (National Athletic Meet). At the same time, in line with the "Pacific Flora 2004 (Shizuoka International Garden and Horticulture Exhibition)," a free walkway was constructed at Maisaka Station and the station building was elevated above the tracks.
JR Central is pursuing railway elevation projects such as the vicinity of Hatta Station on the Kansai Line, with the purpose of using elevation techniques to eliminate railway crossings, thereby preventing accidents at railway crossings and contributing to the healthy development of cities.

●**Conventional Line Ridership** (million passengers)


400
300
200
100
0
Total
301 322 327 354 380 392 396 393 393 395 387 382 378 377 377 373 374
Commuters
189 199 208 223 238 248 252 253 252 253 247 244 242 241 240 238 239
Other
112 123 119 131 141 144 144 140 141 143 141 137 136 137 137 135 136
FY '88.3 '89.3 '90.3 '91.3 '92.3 '93.3 '94.3 '95.3 '96.3 '97.3 '98.3 '99.3 '00.3 '01.3 '02.3 '03.3 '04.3



▲High-Speed Multiple Inspection Train(T4 trainset)

Safety and Reliability

JR Central is constantly devising measures that focus on both facilities and services to uphold passenger confidence in the safety and reliability of its railway services. In particular, we are introducing advanced technologies and strengthening our disaster-response systems.

●Safety-Related Investments (Central Japan Railway Company)


Total Capital Expenditures
Safety-Related Investments
(Billions of Yen)
200
150
100
50
0
50
39
120
83
160
96
174
72
198
81
211
73
167
71
165
74
171
87
173
100
159
98
157
100
152
87
158
111
162
99
170
94
156
86
141
94
FY '88.3
'89.3
'90.3
'91.3
'92.3
'93.3
'94.3
'95.3
'96.3
'97.3
'98.3
'99.3
'00.3
'01.3
'02.3
'03.3
'04.3
'05.3 (planned)

Safety and Reliability

Maintaining safe and reliable services is JR Central's principal obligation. With this in mind, we continually seek ways to improve our operational systems as well as modernize our rolling stock and facilities. In addition to providing ongoing training of employees responsible for train operations and facility maintenance, JR Central routinely conducts practice drills based on simulations of accidents and other disaster situations. We are also improving the method of providing passengers with adequate information on train operations during natural disasters and other emergency situations, and working in other ways to enhance our response systems.

To assure further safety improvements in the future, JR Central is adopting a medium- and long-term perspective in undertaking technology development projects. Of ¥156 billion for total capital expenditures in fiscal 2004, JR Central invested ¥86 billion in maintaining and improving the safety and reliability of its operations.

Shinkansen

Superior operating control systems and facilities support the safety and reliability of the Tokaido Shinkansen services. The Tokaido Shinkansen is equipped with the most advanced operating management systems to ensure such safety and reliability. These include Automatic Train Control (ATC)[*1], Centralized Traffic Control (CTC)[*2], and Computer-Aided Traffic Control (COMTRAC)[*3]. In February 1999, JR Central's emergency response capabilities were greatly enhanced by the completion of the Second General Control Center, in Osaka. This center handles operational control of both the Tokaido Shinkansen and the Sanyo Shinkansen, and acts as an effective backup facility for the General Control Center in Tokyo.

JR Central continues to assure the safety and reliability of its services by conducting inspections of such structures as tunnels, bridges, and elevated trestles at regular intervals and when otherwise necessary. Moreover, by developing more suitable, efficient and effective ways of conducting such inspections, we have been introducing various types of inspection equipment and systems. On June 1, 2003, with the series of countermeasure work projects on civil engineering facilities close to completion, JR Central reviewed the operation restrictions during rainfall and halved the frequency of disruptions due to short-term rainfall.

In September 2001, JR Central introduced the new Shinkansen High-Speed Multiple Inspection Train, nicknamed "Doctor Yellow" which was built on the Series 700. This is a new unit packed with innovative state-of-the-art technology, capable of taking necessary measurements on the track and catenary while traveling at a speed of 270 km/h.

Furthermore, among JR Central's measures to protect against natural disasters, JR Central has introduced the UrEDAS (Urgent Earthquake Detection and Alarm System) and taken other measures as prescribed by legislation passed after the Great Hanshin Earthquake to reinforce the anti-seismic qualities of its structures, thereby maximizing safety in the event of an earthquake. JR Central is also devising measures to minimize the impact of other natural disasters on its railway operations. For example, JR Central regularly conducts practice drills to prepare employees to appropriately respond to circumstances that may cause trains to deviate from normal operations. In such circumstances, we follow an established procedure, immediately making relevant contacts and gathering the necessary information that allows normal operations to be restored as quickly as possible. In extreme situations when wind speeds or rainfall exceeds certain levels and safe transportation cannot be guaranteed, operations are restricted. In this way, JR Central is implementing thorough measures to ensure safe and reliable transportation.

In its 39 years of commercial train operations, the Tokaido Shinkansen has maintained a flawless record of no passenger fatalities and injuries due to train accidents such as derailment or collision. Moreover, the average deviation from schedule per departure was a mere 0.1 minutes in fiscal 2004. These statistics illustrate the world's best levels of safety and reliability of the Tokaido Shinkansen. This is a result of JR Central's operating control systems, technological development efforts, and daily inspection and maintenance procedures.

In October 2002, a new type of visual announcement board utilizing full-color LED and plasma display technology was introduced for all Shinkansen platforms and ticket barriers. Moving images and telop rolling script displays impart timely and prompt timetable or travel information both onboard trains as well as in station facilities.

*1 ATC (Automatic Train Control) is a system that monitors the distance between trains as well as the status of overall line traffic, and indicates the appropriate speed to each train's driver. If this speed is exceeded, the braking system is automatically activated by ATC.

*2 CTC (Centralized Traffic Control) is a system designed to improve the efficiency of train operations by remotely controlling railway signals over a wide area and monitoring real-time data on the operating status of trains.

*3 COMTRAC (Computer-Aided Traffic Control) is a Shinkansen control system that allows around-the-clock status monitoring of all trains in operation from the Tokaido-Sanyo Shinkansen General Control Center. Functions performed by the system include compiling train route diagrams and managing the train crew and rolling stock utilization

Conventional Lines

The operation of trains on conventional lines is controlled from 4 control centers, including the Conventional Line General Control Center in Nagoya and the Shizuoka Main Control Center in Shizuoka. All information is monitored around the clock, including the location of trains in operation, station signals, weather conditions, as well as electric power and signal data transmissions.

The number of accidents on conventional lines has been significantly reduced since JR Central's establishment, due to such safety measures as expanding the functions of the ATS (Automatic Train Stop) system, phasing out or improving level-crossing facilities, introducing new rolling stock, and the CTC system. In addition, JR Central has enhanced its preparedness for earthquakes and falling debris through the introduction of a new earthquake data transmission system and falling rock detectors. Furthermore, JR Central has worked to automate and systematize maintenance operations, which has made such procedures more precise and efficient. For example, we have introduced a new rolling stock, nicknamed "Dr. Tokai," which is equipped with state-of-the-art technology for comprehensive testing of tracks and electric facilities.



▲Tokaido-Sanyo Shinkansen General Control Center



▲Yamanashi Maglev Test Line

Technological Development

JR Central is proactively developing new technologies to maintain and expand its core railway operations, as well as to build a more stable management foundation capable of responding to structural changes in society. These initiatives have already produced notable results. JR Central is also focusing on developing and conducting trials of the Superconducting Maglev from a long-term perspective.



▲Next Generation Shinkansen the Series N700 model

JR Central Research and Development Facility

JR Central opened its own R&D facility in Komaki (Aichi Prefecture) in July 2002, to further strengthen our efforts toward technological development that will support our future, to enhance our technical capabilities, and to foster technically skilled human resources.
The new research institute is equipped with the latest testing facilities to focus on "Improvement of railway technology" and "Challenge to new fields."

Next Generation Shinkansen the Series N700

Seeing necessity of developing rolling stock optimally suited for the next-generation, JR Central is developing the Series N700 next-generation Shinkansen train jointly with JR West. By incorporating new engineering developments since the Series 700, the Series N700 train will be the fastest high-tech rolling stock for the Tokaido-Sanyo Shinkansen. With a maximum speed of 270 km/h for the Tokaido section and 300 km/h for the Sanyo section, the Series N700 will increase the speed on curves by adopting a body inclining system for the first time in Japan's Shinkansen history and improves acceleration performance. In addition, we are aiming at improvement of ride quality including comfort and quietness, environmental adaptations, and drastic savings in energy consumption. We will complete production of a 16-car pre mass production trainset in fiscal 2005, and conduct performance and durability running tests, as we continue to advance concrete research and development.

New ATC (Automatic Train Control) System: Development and Implementation

With the existing Tokaido Shinkansen ATC aboveground equipment due to be renewed shortly, we are developing the new ATC system utilizing micro-electronic technology to enhance reliability.
Unlike the existing "multi-step" brake control system, the new system is "one-step" brake control system that ensures smoother "one-step" braking from full speed to full stop. This smoother break control improves ride quality, and also enables greater schedule flexibility by shortening stopping distances compared with the "multi-step" brake control.
JR Central has conducted various tests since the year ended March 31, 2000 (fiscal 2000). Now that we have finally determined the system specifications required for practical use, we are currently proceeding modification and installation work for the new ATC system both on the aboveground facilities and rolling stock. The new ATC system will start to actually be used in fiscal 2006.

Superconducting Maglev Trial Runs

JR Central considers the Superconducting Maglev to be suitable for the Chuo Shinkansen when realized because of its advanced characteristics and high-speed performance. With this in mind, JR Central has, since April 1997, been conducting trial runs on the Yamanashi Maglev Test Line in cooperation with the Railway Technical Research Institute.
In March 2000, the practicability of a high-speed mass transportation system using Superconducting Maglev technology was verified by the Maglev Technological Practicality Evaluation Committee of the Ministry of Transport (now the Ministry of Land, Infrastructure and Transport). In response, since the year ended March 31, 2001, JR Central has continued to pursue further verifications of reliability and durability, cost reductions, and other technological developments under a schedule of roughly five years.
In the year ended March 31, 2004, "high-performance confirmation tests" that confirm safety, reliability, and durability in a more advanced manner were conducted from October to December in order to promote the optimal design of future operating line facilities. "Continuous test runs" achieved a maximum one-day test run distance of 2,876 km, double the previous record. "Maximum speed increase tests" achieved a speed of 581 km/h, surpassing the previous maximum speed record of 552 km/h by approximately 30 km/h to set a new maximum speed record in railway. These tests resulted in the collection of valuable data for the future operating line facilities, and at the same time, reconfirmed the high level of technological completion of the Superconducting Maglev.
In addition, a "JR Central Pavilion ;Invitation to the Ultimate Surface Transit System" will be featured at the "EXPO 2005 AICHI JAPAN" that will attract people from all over the world, for the purpose of introducing Japan's cutting-edge technology in the form of the Superconducting Maglev. Planned items for exhibit include an actual superconducting magnetically levitated railway vehicle (linear motorcar), an image theater employing the latest imaging techniques, and an exhibit of technology comprising the Superconducting Maglev.


▲The JR Central Pavilion ;Invitation to the Ultimate Surface Transit System

Systematization and Labor-Saving Measures

JR Central has introduced a host of new technologies, equipment and systems, and undertook a comprehensive reassessment of its overall operations.
Following this plan, in fiscal 2002 we embarked on a new five-year plan, whereby we are promoting systematization, labor-saving, and other measures with the aim of substantively transforming the Company's operating systems. Specific planned measures include the introduction of new IT systems and labor-saving technological innovations.



▲JR Central Towers

...ed Businesses

JR Central realizes that it must expand and diversify its revenue base to maintain stable operations in the future. Extensive and smooth development of businesses must be achieved by combining and utilizing current assets, such as human resources, funds, and land, with the effects generated from the railway business. For that reason, JR Central is actively running businesses, in cooperation with affiliated companies, enhancing the collective strength of our business group.

●Operating Revenues of JR Central Group Companies (Billions of Yen)


Transportation
Merchandise and Other
Real Estate
Leisure and Services
Other
54 (20)
106 (26)
136 (30)
171 (31)
210 (33)
222 (35)
230 (35)
234 (36)
244 (35)
296 (36)
285 (38)
286 (40)
302 (41)
396 (40)
416 (39)
427 (38)
444 (37)
12
177
52
59
144
FY '88.3
'89.3
'90.3
'91.3
'92.3
'93.3
'94.3
'95.3
'96.3
'97.3
'98.3
'99.3
'00.3
'01.3
'02.3
'03.3
'04.3

Note: Figures in parentheses represent the number of Group companies

Outlook of Group Business

JR Central promotes a variety of "best-fit" businesses through its subsidiaries to maximize operating efficiency and flexibility. The "Merchandise and Other" grouping manages department stores and provides sales services for goods and foods in stations and trains, making use of the railroad's ability to attract customers.
The "Real Estate" grouping includes property management companies in various operating regions to promote commercial development in station sites and in areas under elevated tracks, including the renovation of commercial facilities in Nagoya Station. Moreover, JR Tokai Real Estate Co., Ltd. which was established to integrate the effective management of JR Central and its Group's real estate, actively manages its real estate lease and sales business and other businesses, such as, for example, facilitating business development in vacant lots formerly occupied by company housing.
The "Leisure and Services" grouping includes companies in the hotel and travel agency business.
In the year ended March 2004, operating revenues from JR Central Group companies excluding JR Central totaled ¥444 billion (simple calculation).
In terms of future developments, we are planning to open a functionally integrated building that houses commercial spaces, offices, a hotel, and other facilities over the skies of Shin-Yokohama Station in fiscal 2009. JR Central, thereafter, intends to design and plan for the construction of this building.

JR Central Towers

JR Central Towers, the core project of the JR Central Group's affiliated businesses diversification plan, houses rental office space, a department store, a hotel, and other facilities.
JR Central Building Co., Ltd., a wholly owned subsidiary, manages the office leasing business in the building complex. Its duties include the leasing of space to office tenants as well as operation of the parking facility and the observatory.
In the department store business, JR Tokai Takashimaya Co., Ltd., which we finance together with Takashimaya Co., Ltd., operates the department store JR Nagoya Takashimaya.
In the hotel business, JR Tokai Hotels Co., Ltd., a wholly owned subsidiary, operates Nagoya Marriott Associa Hotel under a franchise agreement with Marriot International Inc.
All of JR Central Towers' businesses continued to perform favorably in their fourth year of operations. Due to the building complex's ideal location and the integration of the station facilities, the office portion enjoys a high tenancy rate. The department store business indicated operating revenues of ¥84 billion, up 8.6% from the previous year, for fiscal 2004, ended February 29, 2004. The average occupancy rate of the hotel for the period was 85.4%, exceeding the previous year's result. As a result, the combined operating revenues of JR Central Building, JR Tokai Takashimaya and JR Tokai Hotels were ¥126 billion in fiscal 2004 (simple calculations). Once again, these figures exceeded the previous term.
JR Central continues to direct all its energies to further expanding each of Central Towers' business that is gradually taking root.


●Overview of JR Central Towers
Towers
Marriott. NAGOYA ASSOCIA
Nagoya Marriott Associa Hotel
Guest Rooms (20th to 49th Floors)
Banquet Rooms (16th,17th, and 51st Floors)
Wedding Facilities (17th Floor)
Restaurants & Bars (1st,15th,18th, and 52nd Floors)
Fitness Club (18th Floor)
Front Reception (15th Floor)
Entrances (1st, 2nd, and 15th Floors)
SKY Street
Sky Street (15th Floor)
to Tokyo
Towers Plaza
Towers Plaza (12th and 13th Floors)
Restaurants
Indoor Garden, Pocket Park
SKY Shuttle
Sky Shuttle (Elevator)
Accessible Floors 1st and 2nd↔12th↔15th Floors
Hotel Tower
Office Tower
to Shin-Osaka
Towers Garden
Towers Garden
Towers Terrace
Towers Terrace
Panorama House
Panorama House
Observatory (51st Floor)
Rental Office Space
Offices (19th to 50th Floors)
Towers Clinic Center (19th Floor)
Office Lobby (15th Floor)
Business Support Center (15th Floor)
Parking
JR Takashimaya
JR Nagoya Takashimaya
Department Store (B2 to 11th Floors)
Specialty Stores (3rd to 11th Floors)
Restaurants (11th Floor)


▲JR Nagoya Takashimaya


▲Nagoya Marriott Associa Hotel


▲"Sky Street"(JR Central Towers)



JR
CO_2の削減も、東海道新幹

▲Tokaido Shinkansen (Series 700) poster appealing the superiority over aircrafts at eco-friendliness.

rporate Responsibility and ocietal Contribution

JR Central's greatest responsibility is to provide safe and reliable services for the Tokaido Shinkansen linking Tokyo, Nagoya, and Osaka, as well as the conventional lines centered on the Nagoya and Shizuoka rail hubs. We further are working to improve the properties and promote the usage of railway, with its lighter burden on the global environment, so as to contribute to the conservation of the global environment, and are promoting barrier-free facilities.

●Comparison of CO_2 Emission

Series 700 (Tokyo~Shin-Osaka) (2.7g-C/Seat-kilometer)

Aircraft (B747-400) (Haneda~Itami) **[10 Times]** (27.4g-C/Seat-kilometer)

Note: Comparison of CO_2 emission in terms of transportation capacity between Tokyo and Osaka

Contribution to Global Environment Conservation

The Kyoto Protocol, adopted by the Third Session of the Conference of the Parties to the United Nations Framework Convention on Climate Change (COP3), obliges Japan to reduce emissions of so-called greenhouse gases between 2008 and 2012 by 6% from 1990 levels. Carbon-dioxide emissions from the transportation sector account for around 20% of Japan's total greenhouse gas output (as of 2001, source: Ministry of Land, Infrastructure and Transport). It is crucial that government transportation policies address global environmental issues. The era is fast approaching when the nation will be under pressure to create the most feasible transportation system, incorporating the best features of each transportation mode.

Railways have a minimal impact on the environment. For example, on the Tokyo-Osaka corridor, CO_2 (per conveyance unit) attributable to the Series 700 rolling stock is estimated to be around one-tenth that of aircraft. This illustrates the overwhelming advantage of railways as an environment-friendly transportation mode.

Moreover, we are raising the energy efficiency of trains by introducing regenerative brakes, highly efficient power converter systems, and so on. With the introduction of energy-saving rolling stock as epitomized by the Series 300 and 700, we have already achieved the objectives for energy efficiency improvement in line with the Japanese government's "Guidelines for Measures to Prevent Global Warming." The company is drawing high praise for these accomplishments, such as receiving a citation from the Minister of the Environment in 2003.

JR Central intends to contribute to conserving the global environment by further improving the properties of railway with a light burden to the global environment. At the same time, we will make railway transport service more attractive to promote further usage by ensuring safe and stable transport, providing a comfortable traveling environment and station space, enhancing the speed, and improving convenience.

Improving the Energy Efficiency of Rolling Stock

As an environment-conscious company, JR Central is introducing new energy-efficient rolling stock in earnest. Especially for the Shinkansen, we have unified all of our fleet into the high-speed / low-energy consumption type -- either Series 700 or Series 300 in the October 2003 timetable revision. As of the end of fiscal 2004, 100% of the Shinkansen rolling stock were of the energy-efficient types, which compares to 68% (Electric 61%, Diesel 97%) for rolling stock for the conventional lines.

Other Global Environment Conservation Measures

JR Central is seriously committed to cutting CO_2 gas emission. As part of our effort, we have installed solar thermal power generation systems on a trial basis at the Tokaido Shinkansen's Kyoto Station and at our new R&D facilities in Komaki, Aichi Prefecture. At our Hamamatsu Workshop, we installed a thermal storage system that uses night-time power, a good part of which is generated by non-fossil fuel energy sources. The local area cogeneration system at JR Central Towers efficiently uses the heat exhaust produced during power generation for the surrounding area's air-conditioning and heating.

For the rectifiers for the conventional lines, that are used to convert alternating current from the power transmission station to direct current, JR Central is promoting the replacement of existing rectifiers using fluorocarbon alternatives for coolants, with ones using distilled water to reduce environmental impact. The resultant savings in fluorocarbon alternatives per rectifier roughly correspond to that of 1,000 conventional home refrigerators.

JR Central furthermore is collecting separated recyclable garbage using an automatic garbage disposal system (at Nagoya Station) in order to improve the garbage recycling rate. In addition, we have begun efforts to recycle all 2,300 tons of raw garbage generated annually at JR Central Towers from October 2003.

Contribution to Community Development

Railway stations have a particular function as a gateway to many communities. In the attempt to enhance this function, JR Central is cooperating with the requests of local governments to improve station buildings, develop plazas in front of stations, and facilitate railway elevation projects, thereby contributing to the development of communities.

We are also steadily installing elevators and escalators in stations so that all passengers, including persons with disabilities and the elderly, can use railway with peace of mind. The Barrier-Free Transportation Law went into effect in November 2000, clarifying the roles and positioning of the national government, local governments, and businesses. In light of the purport of this law, JR Central will enhance station facilities, giving priority to 86 target stations (stations used by more than 5,000 people per day). The number of passengers who use these 86 stations accounts for about 90% of all passengers.



エレベーター
Elevator

▲Elevator (Shizuoka Station)

International Exchange

JR Central's technology and know-how are highly appreciated also from abroad. We are promoting international exchanges such as working with the Japan International Cooperation Agency (JICA), accepting trainees from overseas, and other activities.

In December 2000, a Japanese consortium including manufacturers and trading firms received an order for the rolling stock and electric system for Taiwan's High-Speed Rail System Project. For this project, we are offering our technologies built upon our operating experience and dispatching our engineers for technical assistance through the Japan Railway Technical Service (JARTS).

Questions and Answers

Q What is the forecast for performance in the fiscal year ending March 2005?

A For the fiscal year ending March 2005, the future for the business climate continues to be unclear, despite signs of a trend toward recovery. JR Central Group expects to continue to face an unpredictable business climate.

In light of these circumstances, we will actively work to reduce our long-term debt, which is one of the most important management issues, while continuing to maintain the safety and reliability of our railway operations and improving quality of service and operational efficiency of the Group.

For our transportation service of the Tokaido Shinkansen, the new timetable that was revised last October will be further enhanced and efforts will be made to improve the transportation service level. We will also further strive to continue to improve services for our customers, ensure income, and promote efficient expenses.

Our non-railway businesses will be actively expanded, in cooperation with affiliated companies, enhancing the collective strength of our business group.

We expect consolidated operating revenues of ¥1,386 billion, recurring profit of ¥133 billion, and net income of ¥79 billion. On a non-consolidated basis, we expect operating revenues of ¥1,128 billion and net income of ¥75 billion.

●Fiscal 2005 Forecasts (Billions of Yen)

	Consolidated	(2005/2004)
Operating revenues	1,386	(100.2%)
Operating income	331	(96.1%)
Net income	79	(109.8%)
Capital expenditures	160	(92.1%)
Long-term debt reduction	Approximately 197	

	Non-Consolidated	(2005/2004)
Operating revenues	1,128	(100.1%)
Operating income	316	(96.4%)
Net income	75	(111.7%)
Capital expenditures	141	(90.7%)
Long-term debt reduction	Approximately 190	

Q What improvements have been made to services due to the October 2003 timetable revision? What have been the effects?

A On October 1 of last year, JR Central dramatically improved the service level of the Tokaido Shinkansen by opening the new Shinagawa Station and by implementing dramatic timetable revisions focusing on the 270 km/h operation by all Shinkansen trains.

The opening of Shinagawa Station improved the Shinkansen accessibility in the greater Tokyo metropolitan area. For passengers traveling from or to southwest Tokyo, it reduced the total travel times by 20 to 30 minutes.

At the same time, the *Nozomi*, which only takes less than 160 minutes from Tokyo to Shin-Osaka (less than 150 minutes from Shinagawa to Shin-Osaka), started to operate more frequently with a maximum of seven trains per hour.

Along with lowered reserved seat charges for "*Nozomi*" trains, non-reserved seats were established, with the aim of promoting the ease of using the flagship "*Nozomi*" services. Also, the travel product system was also reviewed so that passengers can find more convenience in the new Shinkansen timetable.

In addition, we have enhanced the "Express Reservation" service, which allows passengers to make reservations by mobile phones and then pick up the tickets without waiting in lines at the ticket office, and revamped the facilities that provide passengers with information. In doing so, we believe that we have further consolidated the superiority of the Tokaido Shinkansen's total services over those of other modes of transportation.

Q What have been the effects to revenue from policies such as the October 2003 timetable revision, the opening of the new Shinagawa Station, and the review of fares?

A The latter half of fiscal 2004 saw the realization of these policies that dramatically enhance the convenience of the Tokaido Shinkansen. The six months from timetable revision to March 2004 saw a transport volume that greatly exceeded that of the previous year, up 5% (based on cross-sectional transport volume). There was a particularly significant increase for the use of the "*Nozomi*." We thus were able to ensure a Shinkansen related revenues that surpasses that of the previous year, despite the continuing competition with other modes of transportation. We believe our passengers are showing a high appreciation of the convenience of the new timetable.

What is your opinion of the Tokaido Shinkansen's superiority over the airline industry?

The Tokaido Shinkansen occupies a greater than 80% share of the passenger transportation market of the Tokyo to Osaka route. Meanwhile, the deregulation of airline industry is recently leading to aggressive price slashing strategies and increasing frequency of services.
We believe that participating in price competition could easily lead to reduced revenues for JR Central. Consequently, as listed below, we will further enhance the advantages of the Tokaido Shinkansen and develop policies using the competitiveness of the new timetable to increase competitive strength.

Safety
Because of safety measures carried out on equipment and services, such as the comprehensive training of employees and the introduction of the train control system using most sophisticated communications technologies, the Tokaido Shinkansen has maintained a flawless record of no passenger fatalities or injuries due to train accidents such as derailment or collision during 39 years of commercial train operations. This record demonstrates the consistency and thoroughness of our measures to ensure safety.

Punctuality
In fiscal 2004, the average deviation from schedule per departure was a mere 0.1 minutes. The Tokaido Shinkansen boasts high punctuality, making it especially relied upon among business travelers.

Comfort
We consistently endeavor to provide passengers with the most comfortable traveling environment that accurately responds to the needs of the times. Through the introduction of the Series 700 rolling stock, we have achieved new levels of riding comfort, including enhanced noise suppression. Also, we constantly are modernizing stations and installing new facilities such as elevators and escalators.

High Speeds
Nozomi trains, capable of 270 km/h connect the city centers of Tokyo and Osaka in less than 160 minutes. This is virtually the same time that this route takes by air, if one includes the time necessary to travel between airports and city centers, as well as check-in and transit times.

Frequency and Capacity
Considering that there are currently 291 trains operating on the Tokaido Shinkansen per day and that an average Shinkansen train has a seating capacity of around 1,300, the capacity advantage over airlines is substantial. With its maximum of twelve trains per hour from Tokyo Station, the Tokaido Shinkansen is flexible enough to meet all customers' individual schedules with its high frequency and capacity transportation services. Since October 2003, the frequency of *Nozomi* trains has climbed significantly to seven per hour at peak hours.

●Tokaido Shinkansen Daily Departures



300
250
200
150
100
50
0
235 239 251 263 278 288 282 282 282 283 283 285 285 285 285 287 287 291
4 34 34 34 34 34 45 51 51 53 75 75 137
144 146 158 170 182 188 162 162 163 164 164 155 147 147 145 125 125 65
91 93 93 93 96 96 86 86 85 85 85 85 87 87 87 87 87 89
'87.4 '88.4 '89.4 '90.4 '91.4 '92.4 '93.4 '94.4 '95.4 '96.4 '97.4 '98.4 '99.4 '00.4 '01.4 '02.4 '03.4 '04.4
Nozomi
Hikari
Kodama

Note: Departures shown are as of the beginning of each month, and exclude extra trains.

Questions and Answers

Q What is the long-term demand outlook for passenger railway services?

A Taking a medium- to long-term perspective, we foresee a continuation of such social trends as increasing leisure time, a growing number of senior citizens, and a decreasing number of children, all of which will affect demand for our passenger railway services. However, we believe that passenger demand of the Tokaido Shinkansen will steadily increase in line with Japan's expected future economic development because a large part of the demand is for business use. We will continue to appropriately respond to changes in social trends by raising our service standards to enhance our revenue capabilities.

Q How will the advance of IT affect travel patterns?

A While a variety of opinions exist about the effects that the advance of information technology will have on the demand for transportation services, the greater volumes of information transfer can generate new demand for transportation services. Given that the information revolution will have a major impact on society, JR Central intends to appropriately respond to the changes in demand that accompany the structural changes of society.

Q Please describe JR Central's IT-related initiatives.

A Using IT applications, JR Central is working to innovate its Shinkansen service and develop new business.

For the railway business, travelers are able to directly arrange or change their railway reservations online via web browser-equipped mobile telephone or personal computer with the "Express Reservation" system. A closer look at the trends in usage reveals that it is indeed well-received by business users. The recently introduced special services that facilitate business travel and target the corporate customers will be expanded, making the Tokaido Shinkansen even more user-friendly. Furthermore, JR Central is improving efficiency in all operations by using cutting-edge IT technology. For example, we have introduced IT compatible control and management systems for inspecting electric power facilities, tracks, and rolling stock that can instantaneously process information regarding maintenance. The Shinkansen Multiple Inspection Train, "Doctor Yellow," is able to inspect track and electric power facilities while traveling at speeds of up to 270 km/h. JR Central is thus striving to ensure safe and stable Shinkansen operations.

In the future, we will venture into IT projects under the form of generating synergistic effects with the company's resources and brand, in the aim to provide new services that will be selected by the customers.

Q Where does the Chuo Shinkansen stand in JR Central's management vision?

A The Chuo Shinkansen is one of the basic projected routes indicated as a "Shinkansen line that merits construction," according to Article 4 of the Nationwide Shinkansen Railway Development Law. Because our main responsibility is to provide passenger transportation services linking the Tokyo, Nagoya, and Osaka metropolitan hubs, according to the concept of the break-up from JNR privatization reforms, and because it is expected that many passengers will switch from the Tokaido Shinkansen, the source of a substantial amount of debt repayment, to the Chuo Shinkansen upon the latter's realization, the Chuo Shinkansen will be managed by JR Central, concurrently with the Tokaido Shinkansen. For these reasons, we believe that consolidated managerial control of both the Tokaido Shinkansen and the Chuo Shinkansen will be necessary in realizing the Chuo Shinkansen, and are proactively working on plans for the Chuo Shinkansen. Specific efforts are described as follows.

- JR Central considers the Superconducting Maglev to be suitable for the Chuo Shinkansen when realized because of its advanced characteristics, high-speed performance, and expansibility. With this in mind, JR Central has been conducting trial runs on the Yamanashi Maglev Test Line in cooperation with the Railway Technical Research Institute and reaping a rich harvest from these tests.
- JR Central has been conducting topographical and geological surveys on the projected route, as prescribed in the Nationwide Shinkansen Railway Development Law, jointly with the Japan Railway Construction, Transport and Technology Agency.
- JR Central plays the role of the secretariat together with the Ministry of Land, Infrastructure and Transport in the committee that is investigating the development method of the Chuo Linear Shinkansen.


NAGOYA
KOFU
OSAKA
Yamanashi Maglev Test Line
Linear Chuo Express Construction Promotion Federation Copyright TRIC
▲Planned route of the Chuo Shinkansen

Q Why is JR Central developing the Superconducting Maglev, and how are trial runs proceeding?

A JR Central believes that the superconducting Maglev technology will provide the advanced performance and speed capabilities required for a 21st-century highly competitive transportation system. So, we consider the Superconducting Maglev to be suitable for the Chuo Shinkansen when realized. Therefore, as the prospective managing entity of the Chuo Shinkansen, JR Central has been actively working on the development of the superconducting Maglev system primarily by conducting trial runs on the Yamanashi Maglev Test Line.

In March 2000, the practicability of an ultra high-speed mass transportation system incorporating superconducting Maglev technology was verified by the Maglev Technological Practicality Evaluation Committee established by the Ministry of Transport (now, the Ministry of Land, Infrastructure and Transport). In response, since fiscal 2001 for about five years, we have been carrying out running tests aimed at enhancing reliability and durability as well as reducing costs. In April 2003, the committee conducted the mid-term evaluation and gave a high assessment that fundamental technology developments are making steady progress in achieving the initial objectives of research and development and in putting the Superconducting Maglev to practical use by the end of fiscal 2005. The trial runs are progressing smoothly, with test runs reaching a world speed record (for manned Maglev vehicles) of 581 km/h.

After obtaining confirmation from the former Ministry of Transport that we will have consolidated managerial control of both the Tokaido Shinkansen and the Chuo Shinkansen, we have determined to invest ¥196.5 billion (including consumption tax) on these trial runs, for which a special investment budget has been allotted. As of March 31, 2004, ¥166 billion had been invested. We intend to stay within the budget for the trial runs scheduled through fiscal 2005.



▲New-model Maglev Trainset

●History of the Yamanashi Maglev Test Line

1990		Construction commenced on the new Yamanashi Maglev Test Line.
1996		The test center opened.
1997		Running tests started (Manned speed record of 531km/h was attained).
1998		General functional tests started including high-speed passing tests.
1999	February 3	Five-car trainset running tests started.
	November 16	Passing at a relative speed of 1003km/h was conducted.
2000	March 9	The practicality for high speed mass transportation system using Superconducting Maglev technologies was confirmed by the government committee.
2002	July 25	New-model trainset running tests started
2003	April 28	The government committee conducted the mid-term evaluation and gave a high assessment on the Superconducting Maglev technologies.
	July 26	The total distance covered in running tests exceeded 300,000 km and the number of participants in the test-ride events exceeded 50,000.
	November 7	One-day test running attained a distance of 2,876 km.
	December 2	Manned speed record of 581 km/h was attained (world speed record for railways).

Questions and Answers

Q What steps are being taken to reduce a total long-term debt?

A Upon the break-up and privatization of JNR, JR Central, along with the other JR companies, was given the responsibility of disposing of a portion of the long-term liabilities of the predecessor, JNR. The portion of the debt taken on by each company was based on its revenue potential as determined by the national government. For JR Central, the amount of allotted liabilities was ¥5.5 trillion, more than five times its annual railway operating revenues. We have made the disposal of this total long-term debt a primary management goal in order to improve our balance sheet. Since the abolishment of the Shinkansen leasing system at the end of fiscal 1992, we have reduced our total long-term debt by ¥1,513 billion, resulting in a non-consolidated total outstanding long-term debt at the end of fiscal 2004 of ¥3,943 billion. We will continue to boost our earnings capabilities, improve the efficiency of capital expenditure, and realize more attractive funding possibilities. By taking these steps, we will increase cash flow to reduce the total long-term debt further and consequently reinforce the financial backbone. At the end of fiscal 2004, consolidated total long-term debt amounted to ¥4,246 billion, of which a large amount is associated with a non-consolidated long-term debt.

Q Please outline the segment-by-segment results for fiscal 2004, ended March 31, 2004.

A

Transportation

For the Tokaido Shinkansen, JR Central opened the new Shinagawa Station last October, implemented dramatic timetable revisions focusing on the 270 km/h operations by all the Shinkansen trains, and reviewed the charge and product system. The effects of these efforts favorably changed the "*Nozomi*" ridership, with the overall passenger-kilometers showing a 1.9% increase over the previous term.

On the conventional lines, we continued our efforts to provide quality service tailored to the needs of our customers. While the number of limited express passengers decreased, the passenger volume in the Nagoya area remained robust. As a result, the total passenger-kilometers on our conventional railway network rose 0.6%.

On the other hand, in terms of sales, JR Central lowered the "*Nozomi*" reserved seat charges in line with last October's timetable revisions, and also established the "e-express tickets" through the "Express Reservation" service as the most advantageous for the "*Nozomi*." At the same time, the product system was further enhanced, such as through the new creation of "Shinkansen coupons" and "*hayatoku**" We also launched "JR Central 50+" in the attempt to create new travel demand.

The bus business continues to face a severe business environment, such as the long-term slump in the use of local services and the intensified competition resulting from deregulation. In this connection, we have endeavored to strengthen the management structure such as by efficiently approaching the work.

As a result, operating revenue increased 1.6% over the previous term to ¥1,126 billion, while operating income rose 0.5% over the previous term to ¥324 billion.

Merchandise and Other

In the "Merchandise and Other" business, "JR Nagoya Takashimaya" continued to ensure revenues that surpassed that of the previous term, thanks to the effects of the major renovations to the sales floors that were carried out in February 2003 and the expansion of loyal customers.

For the sales of food and goods in stations, JR Central launched new stores in line with the opening of the new Shinagawa Station last October and the renovation of Odawara Station, and promoted the expansion of convenience stores. At the same time, plans were furthered for the renovation of food outlets at Nagoya Station's Hirokoji exit.

As a result, operating revenue rose 0.2% over the previous term to ¥176 billion, and operating income rose 3.4% over the previous term to ¥5 billion.

Real Estate

In the real estate business, rentals have fully started for the Marunouchi Chuo building. In addition, active store development and renovations were pursued at major stations and JR Central Towers, such as the opening of a large-scale specialty store for computers at Nagoya Station's South Taiko-dori exit and the renovation of the station building "Kalmia" at Toyohashi Station. The area sites were even more effectively used, in the effort to link this to an expansion of customers who use the stations while at the same time ensuring real estate lease income. JR Central also is deepening development plans for the land generated from the consolidation of company housing in the Nagoya and Shizuoka regions, while also examining the concrete development of the JR Central Shin-Yokohama Station Building (tentative name) at Shin-Yokohama Station.

As a result, operating revenue rose 4.1% over the previous term to ¥55 billion, and operating income rose 15.7% over the previous term to ¥12 billion.

Other Service

For the hotel business, the rate of guestroom occupancy remained high for the "Nagoya Marriott Associa Hotel." Meanwhile, the travel business promoted sales of travel products that use the "*Nozomi*," while also proposing attractive tours exclusively to "JR Central 50+" members, in the effort to actively expand sales of travel products.

As a result, the operating revenues increased 8.7% over the previous term to ¥140 billion. Operating income, however, dropped 19.3% over the previous term to ¥3 billion yen, due to increased expenses resulting from strengthening the marketing power of some affiliated companies.

* Special discount ticket for limited seats available with advance purchase (25~7days before).

Consolidated Subsidiaries

(As of March 31, 2004)

Company Name	Paid-in Capital (Millions of yen)	Shareholding (%)	Business Activities
JR Central Building Co., Ltd.	45,000	100.0	Real estate leasing
JR Tokai Real Estate Co., Ltd.	16,500	100.0	Real estate leasing and sales
JR Tokai Hotels Co., Ltd.	14,000	100.0	Hotel business
JR Tokai Takashimaya Co., Ltd.	10,000	59.2	Department store operations
Shizuoka Terminal Hotel Co., Ltd.	2,120	76.6	Hotel business
Toyohashi Station Building Co., Ltd.	1,880	52.5	Real estate leasing
Nagoya Terminal Hotel Co., Ltd.	1,850	75.3	Hotel business
JR Tokai Bus Company	1,748	100.0	Bus services
Shin-Yokohama Station Development Co., Ltd.	1,804	100.0	Real estate leasing
JR-Central Passengers Co., Ltd.	998	100.0	Food and beverage sales Wholesale and retail sales
Nagoya Terminal Station Building Co., Ltd.	900	52.2	Real estate leasing
Tokai Kiosk Company	700	90.0	Wholesale and retail sales
Hamamatsu Terminal Development Co., Ltd.	600	76.8	Real estate leasing
Shizuoka Terminal Development Co., Ltd.	624	59.5	Real estate leasing
JR Tokai Tours	490	70.0	Travel agency services
Nagoya Station Area Development Corporation	480	100.0	Real estate leasing
JR Development and Management Corporation of Shizuoka	364	100.0	Real estate leasing
JR Tokai Construction Co., Ltd.	300	100.0	Construction
JR Tokai Logistics Company	300	90.0	Logistics business
Tokai Transport Service Company	295	100.0	Railway business
JR Tokai Food Service Co., Ltd.	295	51.6	Food and beverage sales
Chuoh Linen Supply Co., Ltd.	150	78.0	Linen supply services
The Japan Mechanised Works and Maintenance of Way Co., Ltd.	100	72.5	Track maintenance
JR Tokai Information Systems Company	100	100.0	Development, improvement and maintenance of computer system
JR Tokai Corporation	100	70.0	Wholesale and retail sales
Tokai Rolling Stock & Machinery Co., Ltd.	80	60.5	Rolling stock and machinery maintenance
JR Tokai Agency Co., Ltd.	61	90.0	Advertising
JR Central Consultants Company	50	100.0	Construction consulting business
JR Development and Management Corporation of Kansai	30	100.0	Station building management

Note:Two affiliated companies, Shinsei Technos Co., Ltd., and Railway Information Systems Co., Ltd., are accounted for by the equity method.

(As of the end of August, 2004)

Board of Directors, Corporate Auditors and Corporate Officers


Yoshiyuki Kasai
Chairman


Masayuki Matsumoto
President


Masataka Ishizuka
Vice President


Tsuneo Hara
Vice President


Toshiaki Araya
Vice President


Yoshiomi Yamada
Vice President

Board of Directors and Corporate Auditors

Chairman
Yoshiyuki Kasai*

President
Masayuki Matsumoto*

Vice Presidents
Masataka Ishizuka*
Tsuneo Hara*
Toshiaki Araya*
Yoshiomi Yamada*

Senior Executive Directors
Akihiro Amaya
Akio Seki

Executive Directors
Koushi Akutsu
Takeshi Tategami
Takao Innami
Toyonori Noda

Directors
Mitsuru Nakamura
Kouei Tsuge
Masayuki Kono
Shin Kaneko
Haruo Goto
Naotoshi Yoshikawa
Fujio Cho

Corporate Auditors
Tadahiko Nakamura
Mitsuhiko Koga
Hironori Aihara
Ikuo Murakami

*Representative Director

Corporate Officers

Corporate Executive Officers
Akira Nakagawa
Toshiaki Doi

Corporate Officers
Takashi Ono
Tsutomu Morimura
Junichi Hirasawa
Hiroshi Nakashima
Osamu Nakayama
Masaki Seki
Teruo Kachi
Kazuhiro Yoshikawa
Kazumasa Ishizu
Kaoru Umemoto
Akira Sugimoto

Organization Chart



Board of Directors
Chairman
President
Corporate Auditors
Board of Corporate Auditors
Secretarial Department
Corporate Planning Division
General Technology Division
Audit Department
Public Relations Department
Administration Department
Legal Affairs Department
Personnel Department
Finance Department
Property Management Department
Marketing Division
Business Promotion Division
Construction Department
Transportation Safety Department
Overseas Offices Washington, London, Sydney
Employee Training Centers
JR Tokai General Hospital
Health Care Center
Administration Management Center
Conventional Lines Operations Division
Supervision Department
Transportation and Marketing Department
Rolling Stock Department
Engineering Department
Shizuoka Branch Office
Mie Regional Office
Iida Regional Office
Shinkansen Operations Division
Planning Department
Supervision Department
Transportation and Marketing Department
Rolling Stock Department
Tracks and Structures Department
Electrical Engineering Department
Kansai Branch Office

Financial Section

Contents

Consolidated Financial Review

Income Analysis

The Japanese economy, although beginning to show some signs of brightening, continued to be under an unclear situation this term.

Given these economic conditions, JR Central prioritized safe and reliable transportation in our group's core railway operation business. The company strove to enhance its competitive edge and improve service, while also continuing to improve the operational skills of our personnel and upgrade various equipment and facilities.

In October 2003, JR Central completed projects that the company had been engaged in for long time of period since by opening the new Shinagawa Station, and by drastically revising the timetable focusing on 270 km/h operation of all trains.

In non-transportation areas, all group companies endeavored to ensure revenues and improve services to meet the needs of our customers, including businesses in the JR Central Towers complex, such as the JR Nagoya Takashimaya department store.

As a result, operating revenues increased 1.5% to ¥1,384.1 billion, and operating income increased 0.9%, to ¥344.4 billion.

Interest and dividend income decreased 3.9%, to ¥ 561million, while interest expenses were down 6.6%, to ¥193.7 billion, owing to the reduction of long-term liabilities. As a result, after-tax net income totaled ¥72.3 billion, up 47.3%.

Segment Results

(Transportation)

For the Tokaido Shinkansen, JR Central opened the new Shinagawa Station last October, implemented dramatic timetable revisions focusing on the 270 km/h operations by all the Shinkansen trains, and reviewed the charge and product system. The effects of these efforts favorably changed the "*Nozomi*" ridership, with the overall passenger-kilometers showing a 1.9% increase over the previous term.

On the conventional lines, we continued our efforts to provide quality service tailored to the needs of our customers. The total passenger-kilometers on our conventional railway network rose 0.6%, largely due to a decrease in the number of limited express passengers, although passenger volume in the Nagoya area remained robust.

On the other hand, in terms of sales, JR Central lowered the "*Nozomi*" reserved seat charges in line with last October's timetable revisions, and also established the "e-express tickets" through the "Express Reservation" service as the most advantageous for the "*Nozomi*." At the same time, the product system was further enhanced, such as through the new creation of "Shinkansen coupons" and "*hayatoku*※" We also launched "JR Central 50+" in the attempt to create new travel demand.

The bus business continues to face a severe business environment, such as the long-term slump in the use of local services and the intensified competition resulting from deregulation. In this connection, we have endeavored to strengthen the management structure such as by efficiently approaching the work.

As a result, operating revenue increased 1.6% over the previous term to ¥1,125.6 billion, while operating income rose 0.5% over the previous term to ¥324.0 billion.

(Merchandise and Other)

In the "Merchandise and Other" business, "JR Nagoya Takashimaya" continued to ensure revenues that surpassed that of the previous term, thanks to the effects of the major renovations to the sales floors that were carried out in February 2003 and the expansion of loyal customers.

For the sales of food and goods in stations, JR Central launched new stores in line with the opening of the new Shinagawa Station last October and the renovation of Odawara Station, and promoted the expansion of convenience stores. At the same time, plans were furthered for the renovation of food outlets at Nagoya Station's Hirokoji exit.

As a result, operating revenue rose 0.2% over the previous term to ¥176.3 billion, and operating income rose 3.4% over the previous term to ¥5.4 billion.

(Real Estate)

In the real estate business, rentals have fully started for the Marunouchi Chuo building. In addition, active store development and renovations were pursued at major stations and JR Central Towers, such as the opening of a large-scale specialty store for computers at Nagoya Station's South Taiko-dori exit and the renovation of the station building "Kalmia" at Toyohashi Station. The area sites were even more effectively used, in the effort to link this to an expansion of customers who use the stations while at the same time ensuring real estate lease income.

JR Central also is deepening development plans for the land generated from the consolidation of company housing in the Nagoya and Shizuoka regions, while also examining the concrete development of the JR Central Shin-Yokohama Station Building (tentative name) at Shin-Yokohama Station.

As a result, operating revenue rose 4.1% over the previous term to ¥55.5 billion, and operating income rose 15.7% over the previous term to ¥12.2 billion.

(Other Services)

For the hotel business, the rate of guestroom occupancy remained high for the "Nagoya Marriott Associa Hotel." Meanwhile, the travel business promoted sales of travel products that use the "*Nozomi*," while also proposing attractive tours exclusively to "JR Central 50+" members, in the effort to actively expand sales of travel products.

As a result, the operating revenues increased 8.7% over the previous term to ¥139.7 billion. Operating income, however, dropped 19.3% over the previous term to ¥3.0 billion yen, due to increased expenses resulting from strengthening the marketing power of some affiliated companies.

Cash Flows

Net cash provided by operating activities totaled ¥370.0 billion, down ¥13.0 billion from the previous term, owing to a decrease in trade payable and so on, despite a ¥17.3 billion increase in income before income taxes and minority interests.

Net cash used in investing activities amounted to ¥150.9 billion, down ¥18.1 billion from the previous term, owing to the completion of the capital investment for major improvements of the Tokaido Shinkansen transportation service on October 1, 2003.

Net cash used in financing activities amounted to ¥217.3 billion, up ¥9.5 billion from the previous term. This is due to the debt repayment of ¥278.1 billion, which is much the same amount as the previous term, while gaining proceeds of ¥82.0 billion from long-term debt, down ¥19.0 billion from a year earlier.

As a result, cash and cash equivalents at fiscal year-end totaled ¥79.6 billion, up ¥1.9 billion from a year earlier.

Financial Position

Efforts toward reducing long-term debt, which remains one of the most significant management issues, resulted in a ¥196.1 billion debt reduction in this fiscal year. The balance of long-term debt (including current portion) amounted to ¥4,050.4 billion, as of March 31, 2004. Within this total, long-term payables for the purchase of railway ground facilities (including current portion) amounted to ¥3,023.0 billion, down ¥223.6 billion. Thus the total asset decreased ¥105.1 billion to ¥5,473.5 billion.

As a result of securing company net income, total shareholders' equity rose 10.3%, to ¥766.0 billion.

Consolidated Balance Sheets

Central Japan Railway Company and Consolidated Subsidiaries — March 31, 2004 and 2003

ASSETS	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	2004	2003	**2004**
CURRENT ASSETS:			
Cash and cash equivalents	**¥ 79,554**	¥ 77,670	**$ 750,509**
Trade receivables	**37,900**	36,553	**357,547**
Allowance for doubtful accounts	**(32)**	(47)	**(302)**
Inventories	**11,956**	11,970	**112,793**
Land and buildings held for sale	**6,080**	7,683	**57,359**
Deferred tax assets (Note 11)	**17,289**	13,176	**163,104**
Prepaid expenses and other current assets	**21,138**	24,958	**199,415**
Total current assets	***173,885***	*171,963*	***1,640,425***
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 5)	**56,530**	37,689	**533,302**
Investments in and advances to unconsolidated subsidiaries and associated companies	**9,472**	9,428	**89,358**
Deferred tax assets (Note 11)	**137,405**	135,566	**1,296,274**
Prepaid expenses and other (Note 9)	**48,023**	55,295	**453,047**
Total investments and other assets	***251,430***	*237,978*	***2,371,981***
PROPERTY AND EQUIPMENT (Notes 6):			
Buildings and structures (Note 7)	**4,118,212**	4,084,667	**38,851,057**
Machinery, rolling stock and vehicles (Note 12)	**997,476**	995,822	**9,410,151**
Land (Note 7)	**2,350,599**	2,360,052	**22,175,462**
Other	**89,143**	80,681	**840,972**
Construction in progress	**90,705**	109,927	**855,707**
Total	***7,646,135***	*7,631,149*	***72,133,349***
Accumulated depreciation (Note 12)	**(2,597,937)**	(2,462,496)	**(24,508,840)**
Net property and equipment	***5,048,198***	*5,168,653*	***47,624,509***
TOTAL	***¥ 5,473,513***	*¥ 5,578,594*	***$ 51,636,915***

See notes to consolidated financial statements.

March 31, 2004 and 2003

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	2004	2003	**2004**
CURRENT LIABILITIES:			
Short-term borrowings (Note 7)	**¥ 11,175**	¥ 3,078	**$ 105,424**
Trade payables	**119,480**	137,615	**1,127,170**
Current portion of long-term debt (Note 7)	**109,319**	41,486	**1,031,311**
Current portion of long-term payables (Note 8)	**194,635**	183,016	**1,836,179**
Accrued bonuses	**22,706**	23,147	**214,208**
Consumption tax payable	**11,029**	7,017	**104,047**
Accrued income taxes	**32,025**	35,225	**302,123**
Advances received	**38,344**	39,504	**361,736**
Other current liabilities (Note 13)	**64,204**	60,006	**605,698**
Total current liabilities	***602,917***	*530,094*	***5,687,896***
LONG-TERM LIABILITIES:			
Long-term debt (Note 7)	**918,026**	948,365	**8,660,623**
Long-term payables (Notes 8 and 13)	**2,828,391**	3,073,609	**26,682,934**
Allowance for large scale renovation of the Shinkansen infrastructure (Note 4.b)	**50,000**	16,667	**471,698**
Liabilities for employees' retirement benefits (Note 9)	**238,474**	246,849	**2,249,755**
Other (Note 11)	**57,767**	58,097	**544,971**
Total long-term liabilities	***4,092,658***	*4,343,587*	***38,609,981***
MINORITY INTERESTS	**11,968**	10,757	**112,906**
CONTINGENCIES (**Notes 12 and 14**)			
SHAREHOLDERS' EQUITY (**Notes 10 and 16**):			
Common stock—authorized, 8,960,000 shares; issued, 2,240,000 shares in 2004 and 2003	**112,000**	112,000	**1,056,604**
Capital surplus	**53,500**	53,500	**504,717**
Retained earnings	**590,174**	529,388	**5,567,679**
Unrealized gain on available-for-sale securities	**11,217**	189	**105,821**
Treasury stock—at cost, 1,948 shares in 2004 and 2003	**(921)**	(921)	**(8,689)**
Total shareholders' equity	***765,970***	*694,156*	***7,226,132***
TOTAL	***¥ 5,473,513***	*¥ 5,578,594*	***$ 51,636,915***

See notes to consolidated financial statements.

Consolidated Statements of Income and Retained Earnings

Central Japan Railway Company and Consolidated Subsidiaries — Years Ended March 31, 2004, 2003 and 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 2)
	2004	2003	2002	**2004**
OPERATING REVENUES	**¥ 1,384,055**	¥ 1,363,034	¥ 1,366,966	**$ 13,057,123**
OPERATING COSTS AND EXPENSES:				
Transportation, other services and cost of sales (Notes 4.a. and 4.b)	**871,208**	842,907	809,544	**8,218,944**
Selling, general and administrative expenses (Note 13)	**168,402**	178,711	186,947	**1,588,698**
Total operating costs and expenses	***1,039,610***	*1,021,618*	*996,491*	***9,807,642***
Operating income	***344,445***	*341,416*	*370,475*	***3,249,481***
OTHER INCOME (EXPENSES):				
Interest and dividend income	**561**	585	579	**5,293**
Interest expense (Notes 8 and 13)	**(193,699)**	(207,415)	(224,712)	**(1,827,349)**
Gain on sales of investment securities—net	**738**	4,039	53,025	**6,962**
Loss on sales of property and equipment (Note 6)	**(3,479)**	(1,118)	(33,583)	**(32,821)**
Loss on debt assumption (Note 8)	**(17,746)**	(17,901)	(28,624)	**(167,415)**
Loss on railway usage charges (Note 4.c)			(24,689)	
Other—net	**(5,516)**	(11,642)	(31,183)	**(52,038)**
Other expenses—net	***(219,141)***	*(233,452)*	*(289,187)*	***(2,067,368)***
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**125,304**	107,964	81,288	**1,182,113**
INCOME TAXES (Note 11):				
Current	**64,989**	67,175	61,132	**613,104**
Deferred	**(13,225)**	(10,061)	(22,869)	**(124,764)**
Total income taxes	***51,764***	*57,114*	*38,263*	***488,340***
MINORITY INTERESTS IN EARNINGS OF CONSOLIDATED SUBSIDIARIES	**1,262**	1,764	934	**11,905**
NET INCOME	**72,278**	49,086	42,091	**681,868**
RETAINED EARNINGS, BEGINNING OF YEAR	**529,388**	491,781	461,102	**4,994,226**
APPROPRIATIONS:				
Cash dividends	**(11,200)**	(11,200)	(11,200)	**(105,660)**
Other	**(292)**	(279)	(212)	**(2,755)**
RETAINED EARNINGS, END OF YEAR (Notes 10 and 16)	***¥590,174***	*¥529,388*	*¥491,781*	***$ 5,567,679***

	Yen			U.S. Dollars
	2004	2003	2002	**2004**
PER SHARE OF COMMON STOCK (Note 3.o):				
Basic net income	**¥ 32,172.54**	¥ 21,801.76	¥ 18,682.44	**$ 303.51**
Cash dividends applicable to the year	**5,000.00**	5,000.00	5,000.00	**47.17**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Central Japan Railway Company and Consolidated Subsidiaries — Years Ended March 31, 2004, 2003 and 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 2)
	2004	2003	2002	**2004**
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	**¥ 125,304**	¥ 107,964	¥ 81,288	**$ 1,182,113**
Adjustments for:				
Income taxes—paid	**(68,204)**	(67,892)	(52,534)	**(643,434)**
Depreciation and amortization	**225,439**	221,079	222,003	**2,126,783**
Amortization of consolidation goodwill			(25)	
Equity in (earnings) losses of unconsolidated subsidiaries and associated companies	**38**	(44)	(285)	**359**
Contributions for the construction of railway facilities received	**(10,759)**	(16,626)	(7,138)	**(101,500)**
Gain on sales of investment securities—net	**(738)**	(4,039)	(53,025)	**(6,962)**
Loss on disposals of property and equipment	**52,685**	57,518	30,604	**497,028**
Loss on sales of property and equipment (Note 6)	**3,479**	1,117	33,583	**32,821**
Loss on railway usage charges (Note 4.c)			24,689	
Changes in assets and liabilities, net of merger effects:				
Increase in allowance for large scale renovation of the Shinkansen infrastructure	**33,333**	16,667		**314,462**
Decrease (increase) in trade receivables	**(1,345)**	6,851	(9,581)	**(12,689)**
Decrease in inventories	**1,584**	931	449	**14,943**
Increase (decrease) in trade payables	**(15,265)**	21,911	(187)	**(144,009)**
Increase (decrease) in advances received	**(1,160)**	3,219	(377)	**(10,943)**
Decrease in provision for employees' retirement benefits	**(8,378)**	(8,305)	(3,636)	**(79,038)**
Other—net	**33,969**	42,648	94,294	**320,462**
Net cash provided by operating activities	***369,982***	*382,999*	*360,122*	***3,490,396***
INVESTING ACTIVITIES:				
Purchases of property and equipment	**(160,952)**	(173,419)	(156,709)	**(1,518,415)**
Receipts of contributions for the construction of railway facilities	**14,258**	17,885	14,710	**134,509**
Proceeds from sales of marketable and investment securities (Note 5)	**1,111**	9,663	82,269	**10,481**
Purchases of investment securities and investment in and advances to unconsolidated subsidiaries and associated companies	**(1,048)**	(14,592)	(16,490)	**(9,887)**
Proceeds from sales of company condominiums (Note 6)			10,522	
Other—net	**(4,265)**	(8,503)	(7,680)	**(40,235)**
Net cash used in investing activities	***(150,896)***	*(168,966)*	*(73,378)*	***(1,423,547)***
FINANCING ACTIVITIES:				
(Decrease) increase in short-term borrowings	**8,197**	(953)	(5,304)	**77,330**
Proceeds from long-term debt	**82,000**	101,000	74,600	**773,585**
Repayment of long-term debt	**(44,506)**	(51,257)	(126,735)	**(419,868)**
Repayment of long-term payables	**(233,598)**	(226,801)	(235,508)	**(2,203,755)**
Cash dividends paid	**(11,200)**	(11,200)	(11,200)	**(105,660)**
Payment of cash dividends to minority interests	**(15)**	(16)	(21)	**(142)**
Other—net	**(18,207)**	(18,624)	(40,456)	**(171,764)**
Net cash used in financing activities	***(217,329)***	*(207,851)*	*(344,624)*	***(2,050,274)***
CASH AND CASH EQUIVALENTS INCREASED BY MERGER	**127**		172	**1,198**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**1,884**	6,182	(57,708)	**17,773**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**77,670**	71,488	129,196	**732,736**
CASH AND CASH EQUIVALENTS, END OF YEAR	***¥ 79,554***	*¥ 77,670*	*¥ 71,488*	***$ 750,509***
ADDITIONAL CASH FLOW INFORMATION:				
Interest paid	**¥ 195,629**	¥ 208,929	¥ 226,346	**$ 1,845,557**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Central Japan Railway Company and Consolidated Subsidiaries

1. INCORPORATION OF CENTRAL JAPAN RAILWAY COMPANY

Central Japan Railway Company (Tokai Ryokaku Tetsudo Kabushiki Gaisha, the "Company") was incorporated on April 1, 1987, as a private business company, pursuant to the Law for Japanese National Railways Restructuring enacted upon the resolution of the Japanese Diet.

The business of the Japanese National Railways ("JNR," a public corporation) was succeeded to by the following newly established organizations: seven railway companies including the Company, Railway Technical Research Institute, Corporation for Advanced Transport and Technology (formerly Railway Development Fund (1997—1991) and Shinkansen Holding Corporation (1991—1987)) and others (the "JR Group Companies"). JNR itself became JNR Settlement Corporation (the "JNRSC"). All of the assets and liabilities of JNR were transferred to such organizations, including JNRSC.

Prior to December 1, 2001, the Law Concerning Passenger Railway Companies and Japan Freight Railway Company (the "Law") required that authorization be obtained from the Minister of Land, Infrastructure and Transport (the "Minister of Transport") regarding fundamentals such as: (1) commencement of business other than railway and its related business, (2) the appointment or dismissal of representative directors and corporate auditors, (3) the issuance of new shares and bonds, (4) long-term borrowings, (5) amendments to the Articles of Incorporation, (6) operating plans, (7) sales of material assets, (8) appropriations of earnings and (9) merger or dissolution.

As of December 1, 2001, the Law was revised such that the Company was no longer required to obtain the aforementioned authorizations.

On October 8, 1997, the Company's shares were listed on the Nagoya, Tokyo and Osaka Securities Exchanges in Japan. JNRSC, which held all 2,240,000 of the Company's outstanding shares prior to the listing, sold 1,353,929 shares in the initial public offerings.

Pursuant to the Law for Disposal of Debts and Liabilities of JNRSC enacted in October of 1998, the Company's shares held by JNRSC were transferred to Japan Railway Construction Public Corporation.

On October 1, 2003, the Corporation for Advanced Transport and Technology and the Japan Railway Construction Public Corporation were fully integrated, pursuant to the Law of Japan Railway Construction, Transport and Technology enacted on October 1, 2003, and designated as Japan Railway Construction, Transport and Technology Agency.

2. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2003 consolidated balance sheet, and in 2003 and 2002 consolidated statements of income and retained earnings and consolidated statements of cash flows to conform to the classifications used in 2004.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥106 to $1, the approximate rate of exchange at March 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

The accompanying consolidated financial statements as of March 31, 2004 include the accounts of the Company and its 29 (30 in 2003 and 2002) significant subsidiaries (together, the "Companies").

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for by the equity method.

Investments in two associated companies are accounted for by the equity method.

Investments in the remaining unconsolidated subsidiaries and associated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The excess of cost over net assets of the subsidiaries acquired is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated.

A consolidated subsidiary has adopted a fiscal year ending on February 28, which is different from that of the Company. The necessary adjustments for preparing consolidated financial statements as at the Company's year end was appropriately made, such as eliminating significant intercompany accounts and transactions which occur between the fiscal year end of the subsidiary and fiscal year end of the Company.

b. Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, certificate of deposits, commercial paper, mortgaged-back securities and mutual funds investing in bonds, all of which mature or become due within three months of the date of acquisition.

c. Inventories

Merchandise is stated at cost principally determined by the retail method. Materials and supplies are principally carried at cost principally determined by the moving-average cost method.

d. Land and Buildings Held for Sale

Land and buildings held for sale are stated at cost determined by the specific identification method.

e. Investment Securities

All investment securities are classified and accounted for, depending on management's intent, as available-for-sale securities, which are principally comprised of investment securities, with unrealized gains and losses, and are reported at fair value, net of applicable taxes, in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

f. Property and Equipment

Property and equipment are stated at cost. Certain contributions in aid for construction of railways and other property are deducted directly from the cost of the related assets.

Depreciation of buildings and structures for Shinkansen railway ground facilities and the Yamanashi Maglev Test Line facilities is computed substantially by the straight-line method over the estimated useful lives of the assets.

Depreciation of assets other than buildings and structures for the aforementioned facilities is computed substantially by the declining-balance method over the estimated useful lives of the assets. Additional depreciation is provided for Shinkansen cars based on kilometers traveled.

The range of useful lives is principally from 2 to 60 years for buildings and structures, and from 2 to 20 years for machinery rolling stock and vehicle.
Depreciation of certain railway ground structures except for Shinkansen railway ground facilities are substantially computed by the replacement-accounting method.

g. Software Costs

Software costs are amortized by the straight-line method over 5 years.

h. Deferred Charges

Bond issuance costs are charged to income as incurred.

i. Allowance for Large Scale Renovation of the Shinkansen Infrastructure

Allowance for large scale renovation of the Shinkansen infrastructure is provided based on the Company's allowance plan authorized by the Minister of Transport over 15 years from October 1, 2002 in accordance with the Nationwide Shinkansen Railway Development Law (Note 4.b).

j. Retirement and Pension Plans

The Company and 26 consolidated subsidiaries have unfunded retirement plans covering substantially all of their employees. Under the plans, employees terminating their employment are entitled to retirement benefit based on their rate of pay at the time of termination, years of service and certain other factors. Eight consolidated subsidiaries have non-contributory funded pension plans as an alternative for, or in addition to, an unfunded retirement plan.
The service periods during which employees served JNR are regarded and treated as a part of their service periods with the Company. Liabilities for severance payments related to such prior service periods were transferred from JNR.
The liability for employees' retirement benefits is calculated based on the projected benefit obligations and plan assets at the balance sheet date.

k. Leases

All leases are accounted for as operating leases. Under the Japanese accounting standards for leases, for lessee, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements, and for lessor, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be accounted for as sales transactions, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if treated as financing" information is disclosed in the notes to the lessor's consolidated financial statements.

l. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income and retained earnings. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary difference.

m. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

n. Consumption Tax

Consumption tax is levied in Japan on the domestic sales of goods and services at the rate of 5%. Consumption tax is excluded from revenue and expense accounts.

o. Per Share Information

Effective April 1, 2002, the Company adopted a new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan ("ASB"). Under the new standard, basic net income per share is computed by dividing net income available to common shareholders, which is more precisely computed than under previous practices, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.
Basic net income per share for the years ended March 31, 2004, 2003 and 2002 is computed in accordance with the new standard. The net income available to common shareholders used in the computation for 2004, 2003 and 2002 were ¥72,004 million ($679,283 thousand), ¥48,793 million and ¥41,812 million, respectively. The average number of common shares used in the computation was 2,238,052 shares for 2004, 2003 and 2002. Diluted net income per share is not presented in the accompanying consolidated financial statements as the Companies do not have any dilutive securities.
Cash dividends per share presented in the accompanying consolidated statements of income and retained earnings are dividends applicable to the respective years including dividends to be paid after the end of the year.

p. New Accounting Pronouncements

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the ASB issued ASB Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.
The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of assets or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.
The Company is currently in the process of assessing the effect of adoption of these pronouncements.

4. ACCOUNTING CHANGE

a. Effective April 1, 2003, the Company adopted the straight-line method of depreciation for the certain assets of the Shinkansen railway ground facilities, which, previously, had been depreciated by the replacement-accounting method. This change was made as those assets became available to be managed in the same manner as other depreciable assets and to mitigate particular adverse effects of the replacement-accounting method on the occasion of price plunging.
The effects of this change were to increase operating costs by ¥9,692 million ($91,434 thousand) and to decrease operating income, income before income taxes and minority interest by ¥9,692 million ($91,434 thousand).
Furthermore, the Company hereby revised its estimate of the useful lives relating to the aforementioned depreciable assets in the Shinkansen railway ground facilities, such as rails, points, point switch movements, and overhead contact lines. This change of estimate was made in order to agree with the actual cycles of replacement.
The effects of this change were to increase operating costs by ¥4,265 million ($40,236 thousand) and to decrease operating income, income before income taxes and minority interest by ¥4,265 million ($40,236 thousand).

b. Allowance for Large Scale Renovation of the Shinkansen Infrastructure

Pursuant to the Nationwide Shinkansen Railway Development Law, the Company was designated by the Minister of Transport as a company necessary and appropriate to provide for allowance for large scale renovation of the Shinkansen infrastructure, where the Company's allowance plan requires an aggregate amount of ¥500,000 million over 15 years from the date of authorization. Such authorization was granted by the Minister of Transport on October 1, 2002. Accordingly, the Company provided ¥16,667 million for the year ended March 31, 2003, which is included in operating costs and expenses (transportation, other services and cost of sales) in the accompanying consolidated statements of income and retained earnings.

The effect of this change was to decrease operating income and income before income taxes and minority interests by ¥16,667 million for the year ended March 31, 2003.

c. Accounting for Railway Usage Charges of the Johoku-Line

The railway usage charges of the Johoku-Line payable to Japan Railway Construction, Transport and Technology Agency (formerly Japan Railway Construction Public Company) was accounted for on an accrual basis prior to April 1, 2001. Responsibility for operating the Johoku-Line, which has capacity for both passengers and freight railway, was passed to the Company when the JNR business was taken over. Effective April 1, 2001, the Company changed its method of accounting for the railway usage charges to a new method whereby railway usage payments for the Johoku-Line facility related to normal capacity for passenger railway services are to be recorded as operating expenses and railway usage payments for excess capacity are recognized as losses. This change was made in order to provide a more accurate allocation of railway usage payments.

The effect of this change was to increase operating income by ¥602 million and decrease income before income taxes and minority interests by ¥24,087 million for the year ended March 31, 2002.

5. INVESTMENT SECURITIES

Information regarding investment securities with readily determinable fair values classified as available-for-sale as of March 31, 2004 and 2003 is as follows:

	Millions of Yen							
	2004				2003			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity securities	**¥ 13,677**	**¥ 19,242**	**¥ 372**	**¥ 32,547**	¥ 13,775	¥ 1,552	¥ 881	¥ 14,446
Debt securities	**105**	**3**		**108**	193	4		197
Trust fund investment and other	**276**	**54**		**330**	276	12		288

	Thousands of U.S. Dollars			
	2004			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity securities	**$ 129,028**	**$ 181,528**	**$ 3,509**	**$ 307,047**
Debt securities	**991**	**28**		**1,019**
Trust fund investment and other	**2,604**	**509**		**3,113**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2004, 2003 and 2002 were ¥1,111 million ($10,481 thousand), ¥9,663 million, and ¥82,269 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥738 million ($6,962 thousand) and nil, respectively, for the year ended March 31, 2004, ¥4,637 million and ¥598 million, respectively, for the year ended March 31, 2003, and ¥63,438 million and ¥10,414 million, respectively, for the year ended March 31, 2002.

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Equity securities	**¥ 18,053**	¥ 17,254	**$ 170,311**
Preferred stocks	**5,542**	5,542	**52,283**
Total	***¥ 23,595***	*¥ 22,796*	***$ 222,594***

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale securities as of March 31, 2004 are as follows:

Maturity	Millions of Yen	Thousands of U.S. Dollars
Due in one year or less	¥ 50	$ 472
Due after one year through five years	20	189
Due after five years	35	330
Total	*¥ 105*	*$ 991*

Certain securities, which amounted ¥50 million ($472 thousand) and ¥38 million as of March 31, 2004 and 2003, respectively, were included in the prepaid expenses and other on the accompanying consolidated balance sheets.

6. PROPERTY AND EQUIPMENT

Loss on sales of property and equipment recorded in accompanying consolidated statement of income and retained earnings for the year ended March 31, 2002 included a loss of ¥21,216 million arising from the sales of company condominiums to a special purpose entity pursuant to the Law on Securitization of Assets and loss of ¥10,192 million resulting from intercompany transactions not eliminated in consolidation.

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The annual average interest rates applicable to short-term borrowings were 0.28% for 2004 and 0.31% for 2003, respectively.
Long-term debt as of March 31, 2004 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
The Company			
Secured 3.95% Bonds due 2016	**¥ 30,000**	¥ 30,000	**$ 283,019**
Secured 2.825% Bonds due 2017	**50,000**	50,000	**471,698**
Secured 2.18% Bonds due 2018	**30,000**	30,000	**283,019**
Secured 2.6% Bonds due 2020	**50,000**	50,000	**471,698**
Unsecured 2.39% Bonds due 2022	**20,000**	20,000	**188,679**
Unsecured 2.2% Bonds due 2022	**20,000**	20,000	**188,679**
Unsecured 1.49% Bonds due 2012	**10,000**	10,000	**94,340**
Unsecured 1.74% Bonds due 2022	**20,000**	20,000	**188,679**
Unsecured 1.42% Bonds due 2017	**10,000**	10,000	**94,340**
Unsecured 1.15% Bonds due 2022	**25,000**		**235,849**
Unsecured 1.31% Bonds due 2033	**10,000**		**94,340**
Unsecured 2.015% Bonds due 2023	**10,000**		**94,340**
Unsecured loans from Japanese banks and insurance companies, with interest rates ranging from 0.78% to 6.6%, due 2004 to 2021	**635,473**	628,932	**5,995,028**
Subsidiaries			
Unsecured and secured loans from Japanese banks and insurance companies, with interest rates ranging from 0.60% to 5.75%, due 2004 to 2018	**106,872**	120,919	**1,008,226**
Total	***1,027,345***	*989,851*	***9,691,934***
Less current maturities	**(109,319)**	(41,486)	**(1,031,311)**
Long-term debt, less current maturities	***¥918,026***	*¥948,365*	***$ 8,660,623***

The annual maturities of long-term debt outstanding as of March 31, 2004, were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2005	¥109,319	$ 1,031,311
2006	103,354	975,038
2007	127,631	1,204,066
2008	117,842	1,111,717
2009	92,175	869,576
Thereafter	477,024	4,500,226
Total	*¥ 1,027,345*	*$ 9,691,934*

The Company has been released from the debt repayment obligation for a portion of the bonds issued by depositing equivalent assets under debt assumption agreements with a financial institutions and accounting for outstanding bonds covered by these agreements as contingent liabilities.
The balance of bonds released from their debt repayment obligation amounted to ¥20,000 million ($188,679 thousand) as of March 31, 2004 (see Note 14).
All assets of the Company were pledged for the above secured bonds of ¥180,000 million ($1,698,113thousand), including aforementioned off-balanced bonds of ¥20,000 million ($188,679 thousand), as an enterprise mortgage, which gives the holder thereof a security interest in all assets junior to that of other present or future secured creditors, but senior to that of general creditors.
The carrying amounts of assets pledged as collateral for current portion of long-term debt of ¥254 million ($2,396 thousand)and the above secured long-term debt of consolidated subsidiaries of ¥2,348 million ($22,151 thousand), and the long-term debt of an unconsolidated subsidiary at March 31, 2004 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
For long-term debt of consolidated subsidiary:		
Buildings and structures—net of accumulated depreciation	¥ 1,244	$ 11,736
Land	670	6,321
Total	*¥ 1,914*	*$ 18,057*
For long-term debt of unconsolidated subsidiary:		
Buildings and structures—net of accumulated depreciation	¥ 140	$ 1,321
Land	120	1,132
Total	*¥ 260*	*$ 2,453*

8. LONG-TERM PAYABLES

Long-term payables as of March 31, 2004 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Long-term payables incurred for purchase of the Shinkansen railway ground facilities:			
With average interest rate of 4.57% (2004) and 4.68% (2003), due semiannually through 2017	**¥1,961,319**	¥2,141,445	**$18,503,009**
With a fixed interest rate of 6.35%, due semiannually through 2017	**465,723**	517,133	**4,393,613**
With a fixed interest rate of 6.55%, due semiannually through 2051	**585,290**	587,085	**5,521,604**
Other	**10,694**	10,962	**100,887**
Total	***3,023,026***	*3,256,625*	***28,519,113***
Less current maturities	**(194,635)**	(183,016)	**(1,836,179)**
Long-term payables, less current maturities	***¥2,828,391***	*¥3,073,609*	***$26,682,934***

Based on debt assumption agreements with financial institutions and a special purpose entity, the Company has transferred the debt repayment obligation for certain long-term payables to such financial institutions and the special purpose entity, and has provided such financial institutions and the special purpose entity with Japanese national government bonds or cash for the payment of principal and interest on the long-term payables. As a result of such transactions, the balance of long-term payables derecognized amounted to ¥265,336 million ($2,503,170 thousand) and ¥249,257 million as of March 31, 2004 and 2003, respectively, and the related loss on debt assumption amounted to ¥17,746 million ($167,415 thousand) and ¥17,901 million for the years ended March 31, 2004 and 2003, respectively (see Note 14).

The annual maturities of long-term payables as of March 31, 2004, were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2005	¥194,635	$1,836,179
2006	199,131	1,878,595
2007	187,733	1,771,066
2008	116,444	1,098,528
2009	122,767	1,158,179
Thereafter	2,202,316	20,776,566
Total	*¥3,023,026*	*$28,519,113*

Interest expense on aforementioned long-term payables amounted to ¥166,148 million ($1,567,434 thousand), ¥179,616 million and ¥195,403 million for the years ended March 31, 2004, 2003 and 2002, respectively.

9. RETIREMENT AND PENSION PLANS

The Company and 26 consolidated subsidiaries have unfunded retirement plans covering substantially all of their employees. Under the plans, employees terminating their employment are entitled to retirement benefit based on their rate of pay at the time of termination, year of service and certain other factors. Such retirement benefits are made in the form of a lump-sum severance payment from the Company or from 26 consolidated subsidiaries. Eight consolidated subsidiaries also have a non-contributory funded pension plans, as an alternative for, or in addition to, the unfunded retirement plans.

The net liability for employees' retirement benefits at March 31, 2004 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Projected benefit obligation	**¥253,654**	¥255,638	**$2,392,962**
Fair value of plan assets	**(4,670)**	(4,738)	**(44,057)**
Unrecognized actuarial loss	**(10,735)**	(4,555)	**(101,273)**
Unrecognized prior service cost	**209**	274	**1,972**
Prepaid pension cost	**16**	230	**151**
Net liability	***¥238,474***	*¥246,849*	***$2,249,755***

The prepaid pension cost was recorded as prepaid expenses and other in the consolidated balance sheets at March 31, 2004 and 2003.
The components of net periodic benefit costs for the years ended March 31, 2004 and 2003 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Service cost	**¥ 10,207**	¥ 11,488	**$ 96,292**
Interest cost	**5,103**	5,326	**48,142**
Expected return on plan assets	**(38)**	(57)	**(358)**
Recognized actuarial loss	**3,241**	1,353	**30,575**
Amortization of prior service cost	**(65)**	(50)	**(613)**
Net periodic benefit costs	***¥ 18,448***	*¥ 18,060*	***$ 174,038***

Assumptions used for the years ended March 31, 2004 and 2003 are set forth as follows:

	2004	2003
Discount rate	**Mainly 1.5%**	2.0% to 2.5%
Expected rate of return on plan assets	**0.75% to 1.5%**	1.2% to 2.0%
Recognition period of actuarial gain/loss	**Mainly 5 years**	1 to 5 years
Amortization period of prior service cost	**5 years**	5 years

10. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which various amendments have become effective since October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code was ¥568,634 million ($5,364,472 thousand) as of March 31, 2004 based on the amount recorded in the Company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

11. INCOME TAXES

The Company and its subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 42% for the years ended March 31, 2004, 2003 and 2002.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from approximately 42% to 40%, effective for years beginning on or after April 1, 2004. The deferred tax assets and liabilities which will be realized on or after April 1, 2004 are measured at the effective tax rate of 40% as of March 31, 2004 and 2003.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2004 and 2003 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Deferred tax assets:			
Liabilities for employees' retirement benefits	**¥83,400**	¥77,539	**$786,792**
Depreciation and amortization	**37,463**	36,619	**353,424**
Railway usage charges	**9,159**	9,009	**86,406**
Accrued bonuses	**8,887**	7,923	**83,840**
Software	**7,643**	3,012	**72,104**
Unrealized profit of property and equipment	**5,700**	5,872	**53,774**
Loss carryforwards	**4,288**	4,694	**40,453**
Other	**26,172**	23,727	**246,905**
Total	***182,712***	*168,395*	***1,723,698***
Less valuation allowance	**(15,984)**	(14,821)	**(150,793)**
Deferred tax assets	***166,728***	*153,574*	***1,572,905***
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	**7,610**	283	**71,792**
Property and equipment	**3,881**	3,882	**36,613**
Other	**730**	800	**6,887**
Deferred tax liabilities	**12,221**	4,965	**115,292**
Net deferred tax assets	***¥154,507***	*¥148,609*	***$1,457,613***

Net deferred tax assets as of March 31, 2004 and 2003 were reflected in the accompanying consolidated balance sheets under following captions:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Current assets	**¥17,289**	¥13,176	**$163,104**
Investment and other assets	**137,405**	¥135,566	**1,296,274**
Current liabilities	**(0)**	(0)	**(0)**
Long-term liabilities	**(187)**	(133)	**(1,765)**
Net deferred tax assets	***¥154,507***	*¥148,609*	***$1,457,613***

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of income and retained earnings for the year ended March 31, 2003 is as follows:

	2003
Normal effective statutory tax rate	42%
Increase in valuation allowance	7
Effect of change in normal effective statutory tax rate	3
Other—net	1
Actual effective tax rate	*53%*

Since the difference between normal effective statutory tax rate and the actual effective tax rate was not significant, the reconciliation was not presented for the year ended March 31, 2004.

12. LEASES

As lessee, the Company and consolidated subsidiaries lease certain machinery and equipment and other assets. Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the Company and consolidated subsidiaries were ¥2,169 million ($20,462 thousand) and ¥3,486 million for the years ended March 31, 2004 and 2003, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance lease, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2004 and 2003 was as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2004			2003			**2004**		
	Machinery and Vehicle	Other	Total	Machinery and Vehicle	Other	Total	Machinery and Vehicle	Other	Total
Acquisition costs	**¥412**	**¥4,151**	**¥4,563**	¥555	¥6,060	¥6,615	**$3,887**	**$39,160**	**$43,047**
Accumulated depreciation	**181**	**2,539**	**2,720**	264	3,925	4,189	**1,708**	**23,952**	**25,660**
Net leased property	***¥231***	***¥1,612***	***¥1,843***	*¥291*	*¥2,135*	*¥2,426*	***$2,179***	***$15,208***	***$17,387***

Obligations under finance leases :

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Due within one year	**¥ 881**	¥ 1,216	**$ 8,311**
Due after one year	**1,012**	1,291	**9,547**
Total	***¥ 1,893***	*¥ 2,507*	***$ 17,858***

The amount of acquisition cost and obligations under finance leases includes the imputed interest expense portion.
Depreciation expense, which is not reflected in the accompanying consolidated statements of income and retained earnings, computed by the straight-line method was ¥2,169 million ($20,462 thousand) and ¥3,486 million for the years ended March 31, 2004 and 2003, respectively.
The minimum rental commitments under noncancelable operating leases at March 31, 2004 and 2003 are due as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Due within one year	**¥ 854**	¥ 854	**$ 8,057**
Due after one year	**6,978**	7,832	**65,830**
Total	***¥ 7,832***	*¥ 8,686*	***$ 73,887***

As lessor, certain consolidated subsidiaries provide leases such as vehicles, machinery and equipment, which are recorded in the accompanying consolidated balance sheets. The gross amounts of those assets and related accumulated depreciation as of March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Acquisition costs	**¥ 436**	¥ 316	**$ 4,113**
Accumulated depreciation	**239**	164	**2,255**
Net leased property	***¥ 197***	*¥ 152*	***$ 1,858***

Future minimum lease income under finance leases as of March 31, 2004 and 2003 are due as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Due within one year	**¥ 168**	¥ 188	**$ 1,585**
Due after one year	**168**	173	**1,585**
Total	***¥ 336***	*¥ 361*	***$ 3,170***

The amount of future minimum lease income under finance leases mentioned above includes the imputed interest income portion.
Lease income and depreciation relating to lease properties reflected in the accompanying statements of income and retained earnings for the year ended March 31, 2004 and 2003 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Lease income	**¥ 173**	¥ 185	**$ 1,632**
Depreciation expense	**55**	88	**519**

13. RELATED PARTY TRANSACTIONS

The following table summarizes the Company's related party transactions with the Company's major stockholder and a company whose chairman was the chairman of the Company for the years ended March 31, 2004 and 2003, and related balances as of March 31, 2004.
Pursuant to the law of Japan Railway Construction, Transport and Technology enacted in October 1, 2003, the Corporation for Advanced Transport and Technology (the "CATT") integrated with Japan Railway Construction Public Corporation (the "JRCPC"), that had been the Company's major stockholder as discussed in Note 1, to establish Japan Railway Construction, Transport and Technology Agency (the "JRTT"). JRTT acquired all assets and assumed all liabilities from these two public corporations.
As a result of the integration mentioned above, the transaction with JRTT fell within the scope of a related party transaction. The Company has recognized the transaction of payment of long-term payables and related interest to JRTT as a related party transaction with a major stockholder since the date of the integration.
As discussed in Note 8, based on debt assumption agreements with financial institutions and special purpose entity, the Company transferred their debt repayment obligation for certain long-term payables to such financial institutions and special purpose entity. Corresponding to this off balance sheet transaction, the amount of ¥265,336 million ($2,503,170 thousand) derecognized was excluded from the balance of long-term payables due to JRTT shown below.
Transactions and related balances were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Interest expense	**¥ 81,651**		**$ 770,292**
Long-term payables	**3,012,332**		**28,418,226**
Other current liabilities (accrued expenses)	**11,741**		**110,764**

The Company has provided financial support principally based on endowments for JR Tokai Lifelong Learning Foundation (the "Foundation) whose chairman is the chairman of the Company, to cover its administrative expenses.
Transactions with the Foundation were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Charitable contribution	**¥ 63**	¥ 66	**$ 594**

The chairman resigned at the expiration of his term at the 17th general shareholders meeting on June 23, 2004.

14. CONTINGENCIES

The Companies guarantee the long-term debt of an unconsolidated subsidiary of ¥312 million ($2,943 thousand) as of March 31, 2004.
The Company has joint and several obligations with Railway Technical Research Institute to make payments on long-term borrowings of ¥38,728 million ($365,358 thousand) by the Institute as of March 31, 2004, the proceeds of which are being used for the enhancement of technology development for the Maglev system.
Based on debt assumption agreements with financial institutions and a special purpose entity, the Company has transferred the debt repayment obligation for certain bonds and long-term payables to such financial institutions and a special purpose entity. At March 31, 2004, the Company had contingent obligations of ¥20,000 million ($188,679 thousand) for the bonds, and ¥265,336 million ($2,503,170 thousand) for long-term payables, respectively.

15. SEGMENT INFORMATION

The Companies' primary business activities include transportation, merchandise sales, real estate and other services. The transportation segment includes the Company's railway and bus operations. The merchandise and other segment includes department store, wholesale, retail sales and food service. The real estate segment includes real estate rental business. Other service segments include hotel, travel, advertising, construction and other business.
Information by these industry segments of the Companies for the years ended March 31, 2004 and 2003 were as follows:

(1) Sales and Operating Income

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2004:						
Operating revenues:						
Outside customers	¥ 1,114,516	¥ 169,473	¥ 38,070	¥ 61,996		¥ 1,384,055
Intercompany	11,078	6,816	17,407	77,695	¥ (112,996)	
Total	*1,125,594*	*176,289*	*55,477*	*139,691*	*(112,996)*	*1,384,055*
Operating costs and expenses	801,583	170,921	43,284	136,648	(112,826)	1,039,610
Operating income	*¥ 324,011*	*¥ 5,368*	*¥ 12,193*	*¥ 3,043*	*¥ (170)*	*¥ 344,445*

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2003:						
Operating revenues:						
Outside customers	¥ 1,096,862	¥ 165,648	¥ 36,238	¥ 64,286		¥ 1,363,034
Intercompany	11,147	10,229	17,040	64,194	¥ (102,610)	
Total	*1,108,009*	*175,877*	*53,278*	*128,480*	*(102,610)*	*1,363,034*
Operating costs and expenses	785,672	170,687	42,737	124,712	(102,190)	1,021,618
Operating income	*¥ 322,337*	*¥ 5,190*	*¥ 10,541*	*¥ 3,768*	*¥ (420)*	*¥ 341,416*

	Thousands of U.S. Dollars					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2004:						
Operating revenues:						
Outside customers	$ 10,514,302	$ 1,598,802	$ 359,151	$ 584,868		$ 13,057,123
Intercompany	104,509	64,302	164,217	732,972	$ (1,066,000)	
Total	*10,618,811*	*1,663,104*	*523,368*	*1,317,840*	*(1,066,000)*	*13,057,123*
Operating costs and expenses	7,562,104	1,612,462	408,340	1,289,132	(1,064,396)	9,807,642
Operating income	*$ 3,056,707*	*$ 50,642*	*$ 115,028*	*$ 28,708*	*$ (1,604)*	*$ 3,249,481*

As in discussed Note 4.a, effective April 1, 2003, the Company adopted the straight-line method of depreciation for the certain assets of the Shinkansen railway ground facilities, which, previously, had been depreciated by the replacement-accounting method. The effects of this change were to increase operating costs of transportation segment by ¥9,692 million ($91,434 thousand) and to decrease operating income of transportation segment by ¥9,692 million ($91,434 thousand). Furthermore, the Company hereby revised its estimate of the useful lives relating to depreciable assets in the Shinkansen railway ground facilities, such as rails, points, point switch movements and overhead contact lines. The effects of this change were to increase operating costs of transportation segment by ¥4,265 million ($40,236 thousand) and to decrease operating income of transportation segment by ¥4,265 million ($40,236 thousand).

As discussed in Note 4.b, the Company provided for the allowance of large scale renovation of the Shinkansen infrastructure in 2003. As a result of this adoption, operating income of the transportation segment for the year ended March 31, 2003, as compared with the case of no provision, decreased by ¥16,667 million.

(2) Assets, Depreciation and Amortization and Capital Expenditures

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2004:						
Assets	¥ 5,209,909	¥ 58,241	¥ 271,137	¥ 80,306	¥ (146,080)	¥ 5,473,513
Depreciation and amortization	210,869	2,481	10,359	1,730		225,439
Capital expenditures	150,901	2,700	11,305	2,432		167,338

	Millions of Yen					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2003:						
Assets	¥ 5,318,707	¥ 57,603	¥ 271,721	¥ 82,397	¥ (151,834)	¥ 5,578,594
Depreciation and amortization	206,763	2,478	10,292	1,546		221,079
Capital expenditures	169,063	3,388	4,163	1,889		178,503

	Thousands of U.S. Dollars					
	Transportation	Merchandise and Other	Real Estate	Other Services	Eliminations or Corporate	Consolidated
For the year ended March 31, 2004:						
Assets	$ 49,150,085	$ 549,443	$ 2,557,896	$ 757,604	$ (1,378,113)	$ 51,636,915
Depreciation and amortization	1,989,330	23,406	97,726	16,321		2,126,783
Capital expenditures	1,423,594	25,472	106,651	22,943		1,578,660

The amounts of corporate assets included in eliminations or corporate column were of ¥52,494 million ($495,226 thousand) and ¥20,032 million for the years ended March 31, 2004 and 2003, respectively. Corporate assets principally consisted of short-term and long-term investments.
Geographic segment information and information for overseas sales are not presented since the Companies have no overseas operations.

16. SUBSEQUENT EVENT

The following appropriations of retained earnings at March 31, 2004 were approved at the Company's shareholders meeting held on June 23, 2004:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥2,500 ($23.58) per share	¥ 5,600	$ 52,830
Bonuses to directors and corporate auditors	274	2,585
Total	*¥ 5,874*	*$ 55,415*

Non-consolidated Balance Sheets

Central Japan Railway Company

March 31, 2004 and 2003

ASSETS	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	2004	2003	**2004**
CURRENT ASSETS:			
Cash and cash equivalents	**¥75,364**	¥42,451	**$710,981**
Trade receivables (Note 11)	**18,464**	15,811	**174,189**
Materials and supplies	**6,176**	6,440	**58,264**
Deferred tax assets (Note 9)	**14,741**	11,103	**139,066**
Prepaid expenses and other current assets (Note 11)	**22,334**	30,504	**210,698**
Total current assets	***137,079***	*106,309*	***1,293,198***
INVESTMENTS AND OTHER ASSETS:			
Investment securities	**54,791**	35,687	**516,896**
Investments in and advances to subsidiaries and associated companies	**112,340**	111,956	**1,059,811**
Deferred tax assets (Note 9)	**129,103**	127,175	**1,217,954**
Prepaid expenses and other (Note 11)	**31,930**	38,731	**301,226**
Total investments and other assets	***328,164***	*313,549*	***3,095,887***
PROPERTY AND EQUIPMENT (Note 5):			
Railway business property	**7,009,885**	6,979,345	**66,130,991**
Other business property	**221,500**	222,672	**2,089,623**
Construction in progress	**97,385**	118,653	**918,726**
Total	***7,328,770***	*7,320,670*	***69,139,340***
Accumulated depreciation	**(2,491,735)**	(2,364,511)	**(23,506,934)**
Net property and equipment	***4,837,035***	*4,956,159*	***45,632,406***
TOTAL	***¥5,302,278***	*¥5,376,017*	***$50,021,491***

See notes to non-consolidated financial statements.

March 31, 2004 and 2003

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	2004	2003	**2004**
CURRENT LIABILITIES:			
Short-term bank loans	**¥ 62,506**	¥ 22,392	**$ 589,679**
Trade payables (Note 11)	**79,380**	104,327	**748,868**
Current portion of long-term debt (Note 6)	**100,963**	30,459	**952,482**
Current portion of long-term payables (Note 7)	**194,635**	183,016	**1,836,179**
Accrued bonuses	**19,481**	20,004	**183,783**
Consumption tax payable	**9,878**	5,597	**93,189**
Accrued income taxes	**28,532**	32,615	**269,170**
Advances received	**28,216**	28,398	**266,189**
Interline payables (Note 11)	**310**	556	**2,925**
Other current liabilities (Note 11)	**62,707**	59,352	**591,574**
Total current liabilities	*586,608*	*486,716*	*5,534,038*
LONG-TERM LIABILITIES:			
Long-term debt (Note 6)	**819,510**	838,473	**7,731,226**
Long-term payables (Note 7)	**2,828,391**	3,073,609	**26,682,934**
Allowance for large scale renovation of the Shinkansen infrastructure (Note 4.b)	**50,000**	16,667	**471,698**
Liabilities for employees' retirement benefits	**231,651**	239,345	**2,185,387**
Other (Note 11)	**28,735**	30,340	**271,085**
Total long-term liabilities	*3,958,287*	*4,198,434*	*37,342,330*
CONTINGENCIES (Notes 10 and 12)			
SHAREHOLDERS' EQUITY (Notes 8 and 13):			
Common stock-authorized, 8,960,000 shares: issued and outstanding, 2,240,000 shares in 2003 and 2004	**112,000**	112,000	**1,056,604**
Capital surplus	**53,500**	53,500	**504,717**
Retained earnings:			
Legal reserve	**12,504**	12,505	**117,962**
Unappropriated	**568,634**	513,148	**5,364,472**
Unrealized (loss) gain on available-for-sale securities	**10,745**	(286)	**101,368**
Total shareholders' equity	*757,383*	*690,867*	*7,145,123*
TOTAL	*¥ 5,302,278*	*¥ 5,376,017*	*$ 50,021,491*

See notes to non-consolidated financial statements.

Non-consolidated Statements of Income and Retained Earnings

Central Japan Railway Company — Years Ended March 31, 2004, 2003 and 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 2)
	2004	2003	2002	**2004**
OPERATING REVENUES (Note 11):				
Railway	**¥ 1,118,660**	¥ 1,100,920	¥ 1,120,218	**$10,553,397**
Other	**9,124**	8,425	8,312	**86,075**
Total operating revenues	***1,127,784***	*1,109,345*	*1,128,530*	***10,639,472***
OPERATING COSTS AND EXPENSES (Note 11):				
Railway (Notes 4.a and 4.b)	**795,111**	778,907	765,830	**7,501,047**
Other	**5,353**	5,712	5,791	**50,500**
Total operating costs and expenses	***800,464***	*784,619*	*771,621*	***7,551,547***
Operating income	***327,320***	*324,726*	*356,909*	***3,087,925***
OTHER INCOME (EXPENSES) (Note 11):				
Interest and dividend income	**631**	660	623	**5,953**
Interest expense (Note 7)	**(190,732)**	(204,020)	(220,705)	**(1,799,358)**
Gain on sales of investment securities—net	**738**	4,038	50,412	**6,962**
Loss on sales of company condominium (Note 5)			(21,216)	
Loss on debt assumption (Note 7)	**(17,746)**	(17,901)	(28,624)	**(167,415)**
Loss on railway usage charges (Note 4.c)			(24,689)	
Other—net	**(6,180)**	(10,884)	(33,103)	**(58,302)**
Other expenses—net	***(213,289)***	*(228,107)*	*(277,302)*	***(2,012,160)***
INCOME BEFORE INCOME TAXES	**114,031**	96,619	79,607	**1,075,765**
INCOME TAXES (Note 9):				
Current	**60,037**	63,673	58,659	**566,387**
Deferred	**(12,983)**	(10,248)	(20,723)	**(122,480)**
Total income taxes	***47,054***	*53,425*	*37,936*	***443,907***
NET INCOME	**¥ 66,977**	¥ 43,194	¥ 41,671	**$ 631,858**
RETAINED EARNINGS (UNAPPROPRIATED), BEGINNING OF YEAR	**513,148**	481,432	451,750	**4,841,019**
APPROPRIATIONS:				
Cash dividends	**(11,200)**	(11,200)	(11,200)	**(105,660)**
Transfer to legal reserve			(581)	
Other	**(292)**	(278)	(208)	**(2,755)**
RETAINED EARNINGS (UNAPPROPRIATED), END OF YEAR (Notes 8 and 13)	***¥ 568,633***	*¥ 513,148*	*¥ 481,432*	***$ 5,364,462***

	Yen			U.S. Dollars
PER SHARE OF COMMON STOCK (Note 3.n):				
Net income	**¥ 29,778.01**	¥ 19,152.65	¥ 18,478.84	**$ 280.92**
Cash dividends applicable to the year	**5,000.00**	5,000.00	5,000.00	**47.17**

See notes to non-consolidated financial statements.

Notes to Non-consolidated Financial Statements

Central Japan Railway Company

1. INCORPORATION OF CENTRAL JAPAN RAILWAY COMPANY

Central Japan Railway Company (Tokai Ryokaku Tetsudo Kabushiki Gaisha, the "Company") was incorporated on April 1, 1987, as a private business company, pursuant to the Law for Japanese National Railways Restructuring enacted upon the resolution of the Japanese Diet.

The business of the Japanese National Railways ("JNR," a public corporation) was succeeded to by the following newly established organizations: seven railway companies including the Company, Railway Technical Research Institute, Corporation for Advanced Transport and Technology (formerly Railway Development Fund (1997—1991) and Shinkansen Holding Corporation (1991—1987)) and others (the "JR Group Companies"). JNR itself became JNR Settlement Corporation (the "JNRSC"). All of the assets and liabilities of JNR were transferred to such organizations, including JNRSC.

Prior to December 1, 2001, the Law Concerning Passenger Railway Companies and Japan Freight Railway Company (the "Law") required that authorization be obtained from the Minister of Land, Infrastructure and Transport (the "Minister of Transport") regarding fundamentals such as: (1) commencement of business other than railway and its related business, (2) the appointment or dismissal of representative directors and statutory auditors, (3) the issuance of new shares and bonds, (4) long-term borrowings, (5) amendments to the Articles of Incorporation, (6) operating plans, (7) sales of material assets, (8) appropriations of earnings and (9) merger or dissolution.

As of December 1, 2001, the Law was revised such that the Company was no longer required to obtain the aforementioned authorizations.

On October 8, 1997, the Company's shares were listed on the Nagoya, Tokyo and Osaka Securities Exchanges in Japan. JNRSC, which held all 2,240,000 of the Company's outstanding shares prior to the listing, sold 1,353,929 shares in the initial public offerings. Pursuant to the Law for Disposal of Debts and Liabilities of JNRSC enacted in October of 1998, the Company's shares held by JNRSC were transferred to Japan Railway Construction Public Corporation.

On October 1, 2003, the Corporation for Advanced Transport and Technology and the Japan Railway Construction Public Corporation were fully integrated, pursuant to the Law of Japan Railway Construction, Transport and Technology enacted on October 1, 2003, and designated as Japan Railway Construction, Transport and Technology Agency.

2. BASIS OF PRESENTING FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements have been prepared from the accounts maintained by the Company in accordance with the provisions set forth in the Japanese Commercial Code (the "Code"), the Japanese Securities and Exchange Law, the Law for Railway Business Enterprise and related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with accounting procedures generally accepted in Japan.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company s financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2003 and 2002 financial statements to conform to the classifications used in 2004. In accordance with accounting procedures generally accepted in Japan, certain disclosures are not required to be and have not been presented herein.

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥106 to $1, the approximate rate of exchange at March 31, 2004. Such translations should not be construed as a representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Non-Consolidation

The non-consolidated financial statements do not include the accounts of subsidiaries. Investment in subsidiaries and associated companies are stated at cost.

b. Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits and commercial paper that represent short-term investments, all of which mature or become due within three months of the date of acquisition.

c. Materials and Supplies

Materials and supplies are carried at cost determined by the moving-average cost method.

d. Investment Securities

All investment securities are classified and accounted for, depending on the management's intent, as available-for-sale securities and are reported at fair value, which are principally comprised of investment securities, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. Property and Equipment
Property and equipment are stated at cost. Certain contributions in aid for construction of railways and other property are deducted directly from the cost of the related assets.
Depreciation of buildings and structures for Shinkansen railway ground facilities and the Yamanashi Maglev Test Line facilities is computed on the straight-line method over the estimated useful lives of the assets.
Depreciation of assets other than buildings and structures for the aforementioned facilities is computed on the declining-balance method over the estimated useful lives of the assets. Additional depreciation is provided for Shinkansen cars based on kilometers traveled.
The range of useful lives is principally from 3 to 60 years for buildings and structures, from 10 to 20 for rolling stock, and from 4 to 20 years for machinery and equipment.
Depreciation of certain railway ground structures except for Shinkansen railway ground facilities are accounted for by the replacement-accounting method.
f. Software Costs
Software costs are amortized by the straight-line method over five years.
g. Deferred Charges
Bond issuance costs are charged to income as incurred.
h. Allowance for Large Scale Renovation of the Shinkansen Infrastructure
Allowance for large scale renovation of the Shinkansen infrastructure is provided based on the Company's allowance plan authorized by the Minister of Transport over 15 years from October 1, 2002 in accordance with the Nationwide Shinkansen Railway Development Law (see Note 4.b).
i. Retirement and Pension Plans
The Company has an unfunded retirement plan covering substantially all employees. Under the plan, employees terminating their employment are entitled to lump-sum severance payments based on their rate of pay at the time of termination, years of service and certain other factors.
The service periods during which employees served JNR are regarded and treated as a part of their service periods with the Company. Liabilities for severance payments related to such prior service periods were transferred from JNR.
The liability for employees' retirement benefits is calculated based on the projected benefit obligations at the balance sheet date.
j. Leases
All leases are accounted for as operating leases. Under the Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance lease are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.
k. Income Taxes
The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income and retained earnings. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.
l. Appropriations of Retained Earnings
Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.
m. Consumption Tax
Consumption tax is levied in Japan on the domestic sales of goods and services at the rate of 5%. Consumption tax is excluded from revenues and expenses.
n. Per share information
Effective April 1, 2002, the Company adopted a new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan (ASB). Under the new standard, basic net income per share is computed by dividing net income available to common shareholders, which is more precisely computed than under previous practices, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.
Basic net income per share for the years ended March 31, 2004, 2003 and 2002 are computed in accordance with the new standard. The net income available to common shareholders used in the computation for 2004, 2003 and 2002 were ¥66,703 million ($629,274 thousand) ¥42,902 million, and ¥41,393 million, respectively. The average number of common shares used in the computation was 2,240,000 shares for 2004, 2003 and 2002. Diluted net income per share is not presented in the accompanying non-consolidated financial statements as the Company does not have any dilutive securities.
Cash dividends per share presented in the accompanying non-consolidated statements of income and retained earnings are dividends applicable to the respective years including dividends to be paid after the end of the year.
o. Related party transaction
Related party transactions other than with subsidiaries are not presented herein, as they are disclosed in the consolidated financial statements of the Company and consolidated subsidiaries
p. New Accounting Pronouncements
In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the ASB issued ASB Guidance No.6 "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.
The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of assets or asset group may not be recoverable. An impairment loss would be

recognized if the carrying amounts of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.
The Company is currently in the process of assessing the effect of adoption of these pronouncements.

4. ACCOUNTING CHANGE

a. Effective April 1, 2003, the Company adopted the straight-line method of depreciation for the certain assets of the Shinkansen railway ground facilities, which, previously, had been depreciated by the replacement-accounting method. This change was made as those assets became available to be managed in the same manner as other depreciable assets and to mitigate particular adverse effect of replacement-accounting method on the occasion of price plunging.
The effects of this change were to increase operating costs by ¥9,692 million ($91,434 thousand) and to decrease operating income and income before income taxes by ¥9,692 million ($91,434 thousand).
Furthermore, the Company hereby revised its estimate of the useful lives relating to aforementioned certain depreciable assets in the Shinkansen railway ground facilities, such as rails, points, point switch movements and overhead contact lines. This change of estimate was made in order to agree with the actual cycles of replacement.
The effects of this change were to increase operating costs by ¥4,265 million ($40,236 thousand) and to decrease operating income and income before income taxes by ¥4,265 million ($40,236 thousand).

b. Allowance for Large Scale Renovation of the Shinkansen Infrastructure
Pursuant to the Nationwide Shinkansen Railway Development Law, the Company was designated by the Minister of Transport as a company necessary and appropriate to provide for allowance for large scale renovation of the Shinkansen infrastructure, where the Company's allowance plan is estimated at ¥500,000 million accumulated over 15 years from the date of authorization, was authorized by the Minister of Transport on October 1, 2002. Accordingly, the Company provided for the allowance for large scale renovation of the Shinkansen infrastructure of ¥16,667 million for the year ended March 31, 2003, which is included in operating costs and expenses (Railway) in the accompanying non-consolidated statements of income and retained earnings.
The effect of this change was to decrease operating income and income before income taxes by ¥16,667 million for the year ended March 31, 2003.

c. Accounting for Railway Usage Charges of the Johoku-Line
The accounting for the railway usage charges of the Johoku-Line payable to Japan Railway Construction, Transport and Technology (formerly Japan Railway Construction Public Company) was accounted for on an accrual basis prior to April 1, 2001. Responsibility for operating the Johoku-Line, which has capacity for both passengers and freight railway, was passed to the Company when the JNR business was taken over. Effective April 1, 2001, the Company changed its method of accounting for the railway usage charges to a new method whereby railway usage payments for the Johoku-Line facility related to normal capacity for passenger railway services are to be recorded as operating expenses and railway usage payments for excess capacity are recognized as losses. This change was made in order to provide a more accurate allocation of railway usage payments.
The effect of this change was to increase operating income by ¥602 million and decrease income before income taxes by ¥24,087 million for the year ended March 31, 2002.

5. PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2004 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Land	**¥ 2,339,111**	¥ 2,348,257	**$ 22,067,085**
Buildings	**456,331**	439,611	**4,305,009**
Structures	**3,377,493**	3,365,113	**31,863,143**
Rolling stock	**686,768**	700,173	**6,478,943**
Machinery and equipment	**371,682**	348,863	**3,506,434**
Construction in progress	**97,385**	118,653	**918,726**
Total	***7,328,770***	*7,320,670*	***69,139,340***
Accumulated depreciation	**(2,491,735)**	(2,364,511)	**(23,506,934)**
Net property and equipment	***¥ 4,837,035***	*¥ 4,956,159*	***$ 45,632,406***

Loss on sales of company condominium recorded in accompanying non-consolidated statements of income and retained earnings for the year ended March 31, 2002, represents loss arising from the sales of company condominiums to a special purpose entity pursuant to the Law on Securitization of Assets.

6. LONG-TERM DEBT

Long-term debt as of March 31, 2004 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Secured 3.95% Bonds due 2016	**¥ 30,000**	¥ 30,000	**$ 283,019**
Secured 2.825% Bonds due 2017	**50,000**	50,000	**471,698**
Secured 2.18% Bonds due 2018	**30,000**	30,000	**283,019**
Secured 2.6% Bonds due 2020	**50,000**	50,000	**471,698**
Unsecured 2.39% Bonds due 2022	**20,000**	20,000	**188,679**
Unsecured 2.2% Bonds due 2022	**20,000**	20,000	**188,679**
Unsecured 1.49% Bonds due 2012	**10,000**	10,000	**94,340**
Unsecured 1.74% Bonds due 2022	**20,000**	20,000	**188,679**
Unsecured 1.42% Bonds due 2017	**10,000**	10,000	**94,340**
Unsecured 1.15% Bonds due 2022	**25,000**		**235,849**
Unsecured 1.31% Bonds due 2033	**10,000**		**94,340**
Unsecured 2.015% Bonds due 2023	**10,000**		**94,340**
Unsecured loans from Japanese banks and insurance companies, with interest rates ranging from 0.78% to 6.6%, due 2004 to 2021	**635,473**	628,932	**5,995,028**
Total	***920,473***	*868,932*	***8,683,708***
Less current maturities	**(100,963)**	(30,459)	**(952,482)**
Long-term debt, less current maturities	***¥ 819,510***	*¥ 838,473*	***$ 7,731,226***

The annual maturities of long-term debt outstanding as of March 31, 2004, were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2005	¥ 100,963	$ 952,481
2006	95,275	898,821
2007	120,375	1,135,613
2008	110,885	1,046,085
2009	69,285	653,632
Thereafter	423,690	3,997,076
Total	*¥ 920,473*	*$ 8,683,708*

The Company has been released from the debt repayment obligation for a portion of the bonds issued by depositing equivalent assets under debt assumption agreements with financial institutions and accounts for all outstanding bonds covered by these agreements as contingent liabilities. The balance of bonds released from their debt repayment obligation amounted to ¥20,000 million ($188,679 thousand) as of March 31, 2004 (see Note 12).

All assets of the Company were pledged for the above secured bonds of ¥180,000 million ($1,698,113thousand), including aforementioned off-balanced bonds of ¥20,000 million ($188,679 thousand), as an enterprise mortgage, which gives the holder thereof a security interest in all assets junior to that of other present or future secured creditors, but senior to that of general creditors.

7. LONG-TERM PAYABLES

Long-term payables as of March 31, 2004 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Long-term payables incurred for purchase of the Shinkansen railway ground facilities:			
With average interest rate of 4.57% (2004) and 4.68% (2003), due semiannually through 2017	**¥ 1,961,319**	¥ 2,141,445	**$ 18,503,009**
With a fixed interest rate of 6.35%, due semiannually through 2017	**465,723**	517,133	**4,393,613**
With a fixed interest rate of 6.55%, due semiannually through 2051	**585,290**	587,085	**5,521,604**
Other	**10,694**	10,962	**100,887**
Total	***3,023,026***	*3,256,625*	***28,519,113***
Less current maturities	**(194,635)**	(183,016)	**(1,836,179)**
Long-term payables, less current maturities	***¥ 2,828,391***	*¥ 3,073,609*	***$ 26,682,934***

Based on debt assumption agreements with financial institutions and a special purpose entity, the Company has transferred the debt repayment obligation for certain long-term payables to such financial institutions and the special purpose entity and provided such financial institutions and the special purpose entity with Japanese national government bonds or cash for the payment of principal and interest on the long-term payables. As a result of such transactions, the balance of long-term payables derecognized amounted to ¥265,336 million ($2,503,170 thousand) and ¥249,257 million as of March 31, 2004 and 2003, respectively, and the related loss on debt assumption amounted to ¥17,746 million ($167,415 thousand) and ¥17,901 million for the years ended March 31, 2004 and 2003 (see Note 12).
The annual maturities of long-term payables as of March 31, 2004, were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2005	¥ 194,635	$ 1,836,179
2006	199,131	1,878,595
2007	187,733	1,771,066
2008	116,444	1,098,528
2009	122,767	1,158,179
Thereafter	2,202,316	20,776,566
Total	*¥3,023,026*	*$ 28,519,113*

Interest expense on aforementioned long-term payables amounted to ¥166,148 million ($1,567,434 thousand), ¥179,616 million and ¥195,403 million for the years ended March 31, 2004, 2003 and 2002, respectively.

8. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Code to which various amendments have become effective since October 1, 2001.
The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.
The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.
The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.
The amount of retained earnings available for dividends under the Code was ¥568,634 million ($5,364,472 thousand) as of March 31, 2004, based on the amount recorded in the Company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.
Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

9. INCOME TAXES

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 42% for the years ended March 31, 2004, 2003 and 2002.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from approximately 42% to 40%, effective for years beginning on or after April 1, 2004. The deferred tax assets and liabilities which will be realized on or after April 1, 2004 are measured at the effective tax rate of 40% as of March 31, 2004 and 2003.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2004 and 2003 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Deferred tax assets:			
Liabilities for employees' retirement benefits	**¥ 81,020**	¥ 75,363	**$ 764,339**
Depreciation	**37,356**	36,541	**352,415**
Railway usage charges	**9,159**	9,009	**86,406**
Software	**7,590**	2,979	**71,604**
Accrued bonuses	**7,581**	6,862	**71,519**
Other	**26,410**	24,211	**249,151**
Total	***169,116***	*154,965*	***1,595,434***
Less valuation allowance	**(14,171)**	(12,810)	**(133,689)**
Deferred tax assets	***154,945***	*142,155*	***1,461,745***
Deferred tax liabilities:			
Property and equipment	**3,877**	3,877	**36,574**
Unrealized gain on available-for-sale securities	**7,224**		**68,151**
Deferred tax liabilities	**11,101**	3,877	**104,725**
Net deferred tax assets	***¥ 143,844***	*¥ 138,278*	*$ 1,357,020*

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying non-consolidated statements of income and retained earnings for the year ended March 31, 2003 is as follows:

	2003
Normal effective statutory tax rate	42%
Increase in valuation allowance	9
Effect of change in normal effective statutory tax rate	3
Other—net	1
Actual effective tax rate	55%

Since the difference between normal effective statutory tax rate and the actual effective tax rate was not significant, the reconciliation was not presented for the year ended March 31, 2004.

10. LEASES

The Company leases certain assets relating to railway business and other business. Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the Company were ¥1,749 million ($16,500 thousand) and ¥3,103 million for the years ended March 31, 2004 and 2003, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance lease, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2004 and 2003 was as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2004			2003			**2004**		
	Railway Business Property	Other Business Property	Total	Railway Business Property	Other Business Property	Total	Railway Business Property	Other Business Property	Total
Acquisition cost	**¥2,138**	**¥279**	**¥2,417**	¥3,673	¥1,037	¥4,710	**$20,170**	**$2,632**	**$22,802**
Accumulated depreciation	**1,056**	**160**	**1,216**	2,461	675	3,136	**9,963**	**1,509**	**11,472**
Net leased property	***¥1,082***	***¥119***	***¥1,201***	*¥1,212*	*¥362*	*¥1,574*	***$10,207***	***$1,123***	***$11,330***

Obligations under finance leases :

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Due within one year	**¥ 509**	¥ 780	**$ 4,802**
Due after one year	**692**	794	**6,528**
Total	***¥ 1,201***	*¥ 1,574*	***$ 11,330***

The amount of acquisition cost and obligations under finance leases includes the imputed interest expense portion.

Depreciation expense, which is not reflected in the accompanying non-consolidated statements of income and retained earnings, computed by the straight-line method was ¥1,749 million ($16,500 thousand) and ¥3,103 million for the years ended March 31, 2004 and 2003, respectively.

The minimum rental commitments under noncancelable operating leases at March 31, 2004 and 2003 are due as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Due within one year	**¥ 854**	¥ 854	**$ 8,057**
Due after one year	**6,978**	7,832	**65,830**
Total	***¥ 7,832***	*¥ 8,686*	***$ 73,887***

11. RELATED PARTY TRANSACTIONS

Transactions with subsidiaries of the Company for the years ended March 31, 2004, 2003 and 2002 were as follows:

	Millions of Yen		
	Operating Revenue	Operating Costs and Expenses	Non-operating Transactions
2004			
Subsidiaries	**¥ 16,432**	**¥ 66,542**	**¥ 22,991**
2003			
Subsidiaries	16,878	62,847	18,757
2002			
Subsidiaries	17,094	66,895	18,499

	Thousands of U.S. Dollars		
	Operating Revenue	Operating Costs and Expenses	Non-operating Transactions
2004			
Subsidiaries	**$ 155,019**	**$ 627,755**	**$ 216,896**

Amounts due from (to) subsidiaries of the Company as of March 31, 2004 and 2003 were as follows:

	Millions of Yen			
	2004		2003	
	Current	Non-current	Current	Non-current
Due from subsidiaries	**¥ 6,593**	**¥ 3,575**	¥ 9,880	¥ 2,712
Due to subsidiaries	**70,352**	**3,150**	37,265	6,216

	Thousands of U.S. Dollars	
	2004	
	Current	Non-current
Due from subsidiaries	**$ 62,198**	**$ 33,726**
Due to subsidiaries	**663,698**	**29,717**

12. CONTINGENCIES

The Company has joint and several obligations with Railway Technical Research Institute to make payments on long-term borrowings of ¥38,728 million ($365,358 thousand) by the Institute, the proceeds of which are being used for the enhancement of technology development for the Maglev system.

Based on debt assumption agreements with financial institutions and a special purpose entity, the Company has transferred the debt repayment obligation for certain bonds and long-term payables to such financial institutions and a special purpose entity. At March 31, 2004, the Company had contingent obligations of ¥20,000 million ($188,679 thousand) for the bonds, and of ¥265,336 million ($2,503,170 thousand) for long-term payables, respectively.

The Company also had contingent liabilities for guarantees of the loans of a subsidiary amounting to ¥72,825 million ($687,028 thousand) at March 31, 2004.

13. SUBSEQUENT EVENT

The following appropriations of retained earnings at March 31, 2004 were approved at the Company's shareholders meeting held on June 23, 2004:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥2,500 ($23.58) per share	¥ 5,600	$ 52,830
Bonuses to directors and corporate auditors	274	2,585
Total	*¥ 5,874*	*$ 55,415*

Independent Auditors' Report

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome,
Minato-ku, Tokyo 108-8530, Japan

Tel: +81-3-3457-7321
Fax:+81-3-3769-8508
www.tohmatsu.co.jp

Deloitte
Touche
Tohmatsu

To the Board of Directors of Central Japan Railway Company:

We have audited the accompanying consolidated balance sheets of Central Japan Railway Company and consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended March 31, 2004, and the accompanying non-consolidated balance sheets of Central Japan Railway Company as of March 31, 2004 and 2003, and the related non-consolidated statements of income and retained earnings for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen. These consolidated and non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated and non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated and non-consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated and non-consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,

(1) The consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Japan Railway Company and consolidated subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in Japan.

(2) The non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Japan Railway Company as of March 31, 2004 and 2003, and the results of its operations for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 4 to the consolidated financial statements and Note 4 to the non-consolidated financial statements, the Company changed its method of accounting for depreciation for the assets of the Shinkansen railway ground facilities, as of April 1, 2003, the accounting for allowance for large scale renovation of the Shinkansen infrastructures as of October 1, 2002, and the accounting for railway usage charges of the Johoku-Line as of April 1, 2001.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 of the consolidated financial statements and the non-consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 23, 2004

Appendix 1—Operating Environment

■International Comparison in Fundamentals

GDP per Capita (2002) (U.S.$)



40,000
30,000
20,000
10,000
0
31,200
26,400
24,100
23,500
36,200
Japan
U.K.
Germany
France
U.S.

Source: *OECD*

Population Density (2002) (per square kilometer)



400
300
200
100
0
337
243
231
108
30
Japan
U.K.
Germany
France
U.S.

Source: *OECD*

■Railway Operations in Japan

● ***Railways' Share in Total Domestic Transportation*** *(% of passenger-kilometers traveled)*



Airlines 5.7%
Ships 0.3%
Railways 27.0%
Automobiles 67.0%

Source: Ministry of Land, Infrastructure and Transport
Data: FY2002.3

● ***Railways' Share in Total Domestic Transportation*** *(by distance traveled)*



Ships
100%
80%
60%
40%
20%
Airlines
Automobiles
Non-JR Railways
JR
0—100km
100—300km
300—500km
500—750km
750—1000km
1000km—

Source: *Research and Analyses of Regional Freight and Passenger Flows* Ministry of Land, Infrastructure and Transport   Data: FY2003.3

JR Central's Market Area

Percentage of Japan as a Whole



JR Central's Market Area
other
GDP
(nominal)
(FY2001.3)
63.3%
36.7%
Population
(As of the end of March 2002)
57.8%
42.2%
50

Note: JR Central's market area includes the following prefectures:
Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Shizuoka, Yamanashi, Nagano, Aichi, Mie, Gifu, Shiga, Osaka, Kyoto, Hyogo, Nara

Population Density (As of the end of March 2003)



Japan
(as a whole)
100(Base)
JR Central's
Market Area
244
0
100
200

Sources: Population–*Residential Register* (Data: End of March 2003),
Local Administrative Bureau, Ministry of Public Management, Home Affairs, Posts and Telecommunications
GDP–*Annual Report on Prefectural Accounts* (Data: FY2001.3),
Economic and Social Research Institute, Cabinet Office

Comparison with Airline Transportation

●Services

(As of June 2004)

Between Tokyo and ...		Osaka (552.6 km)	Okayama (732.9 km)	Hiroshima (894.2 km)	Fukuoka (1,174.9 km)
Travel Time	Shinkansen	2 hr 30 min	3 hr 16 min	3 hr 51 min	4 hr 58 min
	Airlines	1 hr (About 2 hr 30 min)	1 hr 10 min (About 3 hr)	1 hr 15 min (About 3 hr 10 min)	1 hr 30 min (About 2 hr 40 min)
Departures per day	Shinkansen	218	103	67	45
	Airlines	86	20	34	92

Note: 1. Travel time is in case of the fastest service.
2. Travel times in parentheses include transfer and access times from airports to city centers.

●Market Share



JR Central
JR West
Tokyo
Nagoya
Osaka
Okayama
Hiroshima
Fukuoka
Tokyo Area~ Nagoya Area 58,000 passengers per day
100%
Tokyo Area~ Osaka Area 112,000 passengers per day
81%
19%
Tokyo Area~ Okayama Prefecture 7,000 passengers per day
60%
40%
Tokyo Area~ Hiroshima Prefecture 13,000 passengers per day
47%
53%
Tokyo Area~ Fukuoka Prefecture 27,000 passengers per day
8%
92%
Railway
Airlines

Notes: 1. Market share is the percentage of all railway and airline services based on the inter-prefectural data of the *Inter-Regional Passenger Mobility Survey (FY2003.3)*, published by the Ministry of Land, Infrastructure and Transport.
Railway market share of FY2004.3 is as follows according to our own estimate. Tokyo Area~Nagoya Area:100% Tokyo Area~Osaka Area:81%
2. Tokyo Area: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki Nagoya Area: Aichi, Mie, Gifu Osaka Area: Osaka, Kyoto, Hyogo, Nara

Appendix 2 —International Railway Comparison[1]

Passenger Railway Route Length
(kilometers)



40,000
30,000
20,000
10,000
0
1,978
7,527
5,078
29,186 ※2
35,755
16,652 ※3
37,014
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

Number of Employees※4



250,000
200,000
150,000
100,000
50,000
0
15,949
58,575
28,688
177,963 ※5
214,604
N/A
22,649
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

Train-Kilometers
(passenger train; thousand kilometers)



800,000
600,000
400,000
200,000
0
93,767
258,456
198,961
396,840
725,483
443,300
60,549
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

Passenger Revenues
(millions of US$)※6,7



15,000
12,000
9,000
6,000
3,000
0
8,172
13,874
6,267
9,223
11,723
5,882 ※8
1,446
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

Abbreviations: JR Central: Central Japan Railway Company
JR East: East Japan Railway Company
JR West: West Japan Railway Company
SNCF: Société Nationale des Chemins de fer Français (French National Railways)
DB AG: Deutsche Bahn AG (German Railways)
TOCs: Train Operating Companies
Amtrak: *National Railroad Passenger Corporation*

Sources: *Statistique Internationale des Chemins de fer*, Union Internationale des Chemins de fer
Railroad Statistics Annual Report, Ministry of Land, Infrastructure and Transport, Japan
Asset securities reports

Number of Passengers
(thousands)


6,000,000
4,500,000
3,000,000
1,500,000
0
492,362
5,850,292
1,772,708
888,561
1,657,277
959,000
23,269
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

Passenger-Kilometers
(million passenger-kilometers)


150,000
120,000
90,000
60,000
30,000
0
48,468
125,176
51,674
73,227
69,848
39,700
8,551
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

Average Traffic Density
(daily passenger-kilometers/route length)


80,000
60,000
40,000
20,000
0
67,133
45,562
27,880
6,874
5,352
6,532
673
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

Transportation Revenues per Train-Kilometer
(US$ per kilometer)※6,7


100
80
60
40
20
0
92.9
53.7
31.5
23.2
16.2
13.3
23.9
JR Central (Japan)
JR East (Japan)
JR West (Japan)
SNCF (France)
DB AG (Germany)
TOCs (U.K.)
Amtrak (U.S.)

Notes: 1. Japan data for April 2002–March 2003
All other data for January 2002–December 2002
※2. Data of RFF (Réseau Ferré de France)
※3. Data of Railtrack
※4. Total number of employees including staff for freight traffic, affiliated businesses, etc.
Data of JR companies are as of March 31, 2003, Other data are annual means.
※5. Sum of the data of SNCF and RFF
※6. Including baggage traffic receipts
※7. Based on the exchange rates as of the end of applicable fiscal year
※8. Data for January 2001–December 2001

Appendix 3—Financial Comparison of Three JR Companies (FY 2004.3)

Consolidated

Return on Equity (%)



9.9
11.5
10.2
10
5
0
JR Central
JR East
JR West

Net Income/Total Assets (%)



2.0
1.8
1.9
1.3
1.0
0.0
JR Central
JR East
JR West

Operating Income / Operating Revenues (%)



30
24.9
15
13.8
10.4
0
JR Central
JR East
JR West

Interest Coverage Ratio (times)※



3.0
2.8
2.2
1.8
1.5
0.0
JR Central
JR East
JR West

※(Operating income + Interest and dividend income) / Interest expense

Total Long-Term Debt / Operating Revenues (times)



2.9
3.0
1.5
1.5
0.9
0.0
JR Central
JR East
JR West

Equity Ratio (%)



20
19.9
16.2
14.0
10
0
JR Central
JR East
JR West

Fixed Ratio (%)


800
400
0
691.9
581.0
460.2
JR Central
JR East
JR West

Current Ratio (%)


40
20
0
28.8
36.4
37.1
JR Central
JR East
JR West

Shareholders' Equity per Share (¥)


300,000
150,000
0
342,126
275,052
239,876
JR Central
JR East
JR West

Earnings per Share (EPS) (¥)


30,000
15,000
0
32,173
29,928
23,423
JR Central
JR East
JR West

Non-Consolidated

Operating Revenues per Employee
(thousands of yen)


60,000
30,000
0
55,147
27,095
23,806
JR Central
JR East
JR West

Dividend Payout Ratio (%)


40
20
0
16.8
23.0
35.1
JR Central
JR East
JR West

Appendix 4—Stock Information

Stock Price



(yen)
1,050,000
1,000,000
950,000
900,000
850,000
800,000
750,000
700,000
650,000
600,000
550,000
500,000
450,000
400,000
350,000
Oct. 2000
Dec. 2000
Feb. 2001
Apr. 2001
Jun. 2001
Aug. 2001
Oct. 2001
Dec. 2001
Feb. 2002
Apr. 2002
Jun. 2002
Aug. 2002
Oct. 2002
Dec. 2002
Feb. 2003
Apr. 2003
Jun. 2003
Aug. 2003
Oct. 2003
Dec. 2003
Feb. 2004
Apr. 2004
Jun. 2004

Major Shareholders

(As of March 31, 2004)

	Number of shares held	Percentage of total issued shares
Japan Railway Construction, Transport and Technology Agency	886,071	39.56%
Mizuho Corporate Bank, Limited	111,978	5.00%
The Master Trust Bank of Japan, Limited (UFJ Bank, Limited Retirement Benefit Trust Account)	71,250	3.18%
Japan Trustee Services Bank, Limited (Trust Account)	70,183	3.13%
The Master Trust Bank of Japan, Limited (Trust Account)	64,911	2.90%
JR Central Employee Shareholding Association	44,461	1.98%
Nippon Life Insurance Company	41,600	1.86%
Toyota Motor Corporation	40,000	1.79%
The Mitsui Sumutomo Bank, Limited	35,000	1.56%
The Dai-ichi Mutual Life Insurance Company	34,000	1.52%
Total	**1,399,454**	**62.48%**

Corporate Data (As of March 31, 2004)

Company Name
Central Japan Railway Company

Major Business Areas
Passenger railway services
Travel agency services
Wholesale and retail sales
Parking-lot operations
Sales and leasing of real estate
Food and beverage sales
Non-life insurance agency services

Head Office
JR Central Towers,
1-1-4, Meieki, Nakamura-ku,
Nagoya, Aichi 450-6101, Japan

Tokyo Head Office
JR Central Building A
2-1-85, Konan, Minato-ku,
Tokyo 108-8204, Japan

Washington Office
900 17th Street, N.W., Suite 420,
Washington, DC 20006, U.S.A.
Tel: +1-202-429-1900
Fax: +1-202-429-1917

London Office
Bucklersbury House, 83 Cannon Street,
London EC4N 8NH, U.K.
Tel: +44-207-213-0420
Fax: +44-207-213-0429

Sydney Office
Suite 1901, Gateway,
1 Macquarie Place, Sydney,
N.S.W., 2000, Australia
Tel: +61-2-9247-0900
Fax: +61-2-9247-0911

Paid-in Capital
¥112 billion

Number of Shares
Authorized: 8,960,000
Issued: 2,240,000

Share Listings
Nagoya, Tokyo and Osaka

Number of Shareholders
121,090

Number of Employees
20,187

Route Length
1,977.8 kilometers

Tokaido Shinkansen
552.6 kilometers

Conventional Lines
1,425.2 kilometers

Double- and Multi-Tracked Segment Length
1,090.7 kilometers (55.1% of total route length)

Electrified Section Length
1,496.6 kilometers (75.7% of total route length)

Number of Stations
402

Number of Rolling Stock
4,466

URL: http://jr-central.co.jp
For further information, please contact:
Investor Relations, Corporate Planning Division
Tel: +81-52-564-2413, Fax: +81-52-587-1300
International Department, Corporate Planning Division
Tel: +81-3-3274-9727, Fax: +81-3-5255-6780




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